                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934*



                               Zytec Corporation
                   -----------------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
                   -----------------------------------------
                        (Title of Class of Securities)

                                   989 86710
                   -----------------------------------------
                                (CUSIP Number)

                                                    Copy to:
     William C. Morro                               Edward T. Swan
     BMO Nesbitt Burns Equity Partners, Inc.        Kirkland & Ellis
     111 West Monroe - 20th Floor East              200 E. Randolph Drive
     Chicago, Illinois 60603                        Chicago, Illinois 60601
     312/461-2021                                   312/861-2465

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 23, 1996
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

---------------------------                              ------------------
  CUSIP NO. 989 86710                  13D                 PAGE 2
---------------------------                              ------------------
--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      BMO Nesbitt Burns Capital (U.S.), Inc.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                      [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER

      SHARES              0 (See Item 5)
                   -------------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             877,193 (See Item 5)
                   -------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             0 (See Item 5)
                   -------------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER

       WITH               877,193 (See Item 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      877,193 (See Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [_]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.7% (See Item 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                              ------------------
  CUSIP NO. 989 86710                  13D                 PAGE 3
---------------------------                              ------------------
--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      BMO Nesbitt Burns Equity Group (U.S.), Inc.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                      [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER

      SHARES              877,193 (See Item 5)
                   -------------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             0 (See Item 5)
                   -------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             877,193 (See Item 5)
                   -------------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER

       WITH               0 (See Item 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      877,193 (See Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [_]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.7% (See Item 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                              ------------------
  CUSIP NO. 989 86710                  13D                 PAGE 4
---------------------------                              ------------------
--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Bankmont Financial Corporation
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                      [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER

      SHARES              0 (See Item 5)
                   -------------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             877,193 (See Item 5)
                   -------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             877,193 (See Item 5)
                   -------------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER

       WITH               0 (See Item 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 (See Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [X]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.7% (See Item 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                              ------------------
  CUSIP NO. 989 86710                  13D                 PAGE 5
---------------------------                              ------------------
--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Bank of Montreal
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                      [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Canada
--------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER

      SHARES              0 (See Item 5)
                   -------------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             877,193 (See Item 5)
                   -------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             0 (See Item 5)
                   -------------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER

       WITH               877,193 (See Item 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      877,193 (See Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [_]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.7% (See Item 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      BK
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.
          -------------------

          This Statement relates to shares of Common Stock, no par value (the "Common Stock"), of Zytec Corporation, a Minnesota corporation (the "Company").
-------------                                                        -------

          The address of the Company's principal executive office is 7575 Market Place Drive, Eden Prairie, Minnesota 55344.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          (a) This Statement is jointly filed by each of the following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission ("SEC") under Section 13 of the Securities Exchange Act of 1934, as
             ---
amended (the "Act"):  (i) BMO Nesbitt Burns Capital (U.S.), Inc., a Delaware
              ---
corporation ("BMO-CAP"), by virtue of its direct beneficial ownership of a
              -------
Convertible Subordinated Promissory Note convertible into Common Stock upon the occurrence of certain events (the "Note") and a Stock Purchase Warrant (the
                                   ----
"Warrant") which may become exercisable for Common Stock upon the occurrence of
 -------
certain events after repayment of the Note, (ii) BMO Nesbitt Burns Equity Group (U.S.), Inc., a Delaware corporation ("BMO-GROUP"), by virtue of its ownership
                                       ---------
of all of the outstanding common stock of BMO-CAP, (iii) Bankmont Financial Corp. U.S., a Delaware corporation ("BFC"), by virtue of its ownership of all of
                                     ---
the outstanding common stock of BMO-GROUP and (iv) Bank of Montreal, a canadian bank organized under the laws of Quebec, Canada ("B of MONT"), by virtue of its
                                                  ---------
ownership of all of the outstanding common stock of BFC (the entities in clauses
(i) - (iv) collectively, the "Reporting Persons").  BMO-CAP, BMO-GROUP, BFC and
                              -----------------
B of MONT are parties to a Joint Filing Agreement, dated as of January 2, 1997, which is attached hereto as Exhibit A.
                            ---------

          Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

          Certain information required by this Item 2 concerning the directors and executive officers of BMO-CAP, BMO-GROUP, BFC and B of MONT is set forth on Schedule A attached hereto, which is incorporated herein by reference.
----------

          The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

          (b) The address of the principal business and principal office of BMO-CAP is 111 West Monroe, Chicago, IL 60603. The address of the principal business and principal office of BMO-GROUP is 111 West Monroe, Chicago, IL 60603. The address of the principal business and principal office of BFC is 111 West Monroe, Chicago, IL 60603. The address of the principal business and principal office of B of MONT is First Canadian Place, Toronto, Canada M5X 1A1.

          (c) BMO-CAP is an entity established to provide debt and equity financing to businesses, as permitted by Section 4(c)(7) of the Bank Holding Company Act. BMO-GROUP is a holding company established as a merchant bank. BFC is a parent holding company that is the sole owner of certain bank and non-bank companies in the United States. B of MONT is engaged in the business of banking. B of MONT's principal business activity involves providing financial services to businesses, governments, financial institutions and individuals in Canada, the United States and throughout the world.

          (d) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to
                                                                ----------
this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to
                                                                ----------
this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          The Company and BMO-CAP are parties to a Note and Warrant Purchase Agreement, dated as of December 23, 1996 (the "Purchase Agreement"). A copy of
                                               ------------------
the Purchase Agreement is attached hereto as Exhibit B, and is incorporated
                                             ---------
herein by reference. Pursuant to the Purchase Agreement, on December 23, 1996, BMO-CAP acquired (i) a Note in the principal amount of $12,000,000 which may become convertible into shares of Common Stock upon the occurrence of certain events at a present price of $13.68 per share and (ii) a Warrant which may become exercisable for a number of shares presently equal to 877,193 upon the occurrence of certain events at such time as the Note has been repaid. A Form of Note purchased by BMO-CAP is attached hereto as Exhibit C and is incorporated
                                                   ---------
herein by reference. A Form of Warrant purchased by BMO-CAP is attached hereto as Exhibit D, and is incorporated herein by reference. The source of such funds
   ---------
was the working capital of BFC.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          BMO-CAP acquired the Note and the Warrant for investment purposes. Depending on market conditions and other factors (including evaluation of the Company's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), BMO-CAP may from time to time purchase additional securities of the Company or dispose of all or a portion of its investment in the Company.

          The Company, BMO-CAP, Ronald D. Schmidt ("Schmidt"), John M. Steel
                                                    -------
("Steel"), Lawrence J. Matthews ("Matthews"), Schmidt Family Limited Partnership
-------                           --------
("SFLP"), Alice M. Schmidt ("A.M. Schmidt")  and Gail M. Matthews ("G.
  ----                       ------------                           --
Matthews") are parties to a Registration Agreement, dated as of December 23, 1996 (the "Registration Agreement"). Pursuant to the Registration Agreement,
           ----------------------
BMO-CAP, Schmidt, Steel, Matthews, SFLP, G. Matthews and A.M. Schmidt were granted certain registration rights with respect to the Common Stock each holds or has or may have the right to acquire. A copy of the Registration Agreement is attached hereto as Exhibit E, and is incorporated herein by reference.
                      ---------

          The summaries of the agreements referred to in this Item 4 and elsewhere in this Statement are not intended to be complete and are qualified in their entirely by reference to the detailed provisions of the such agreements incorporated herein by reference.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          (a) BMO-CAP is the direct beneficial owner of the Note and the Warrant, which will be convertible into a number of shares of Common Stock presently equal to 877,193 upon the occurrence of certain events, and the Warrant, which may become exercisable upon the occurrence of certain events at such time as the Note has been repaid into a number of shares presently equal to 877,193. The shares of Common Stock acquirable upon conversion of the Note or exercise of the Warrant represent approximately 8.7% of the Company's Common Stock.

          By virtue of the relationship between BMO-CAP and BMO-GROUP described in Item 2, BMO-GROUP may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by BMO-CAP, and, by virtue of the relationship between BMO-CAP, BMO-GROUP and BFC described in Item 2, BFC may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by BMO-CAP. In addition, by virtue of the relationship between BMO-CAP, BMO-GROUP, BFC and B of Mont described in Item 2, B of Mont may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by BMO-CAP. The filing of this Statement by BMO-GROUP, BFC or B of Mont shall not be construed as an admission that any of BMO-GROUP, BFC or B of MONT is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.

          The percentages calculated in this Item 5 are based upon 9,165,604 shares of Common Stock outstanding (not including the conversion of the Note or exercise of the Warrant) as of December 23, 1996.

          (b) As permitted by Section 4(c)(7) of the Bank Holding Company Act, BMO-CAP has the sole power to vote or direct the vote of the 877,193 shares of Common Stock beneficially owned by BMO-CAP (assuming conversion of the Note or exercise of the Warrant beneficially owned by BMO-CAP into 877,193 shares of Common Stock upon the occurrence of certain events).

          By virtue of the relationship between BMO-CAP and BMO-GROUP described in Item 2, BMO-GROUP may be deemed to indirectly share the power to vote or direct the vote (assuming conversion of the Note or exercise of the Warrant beneficially owned by BMO-CAP into 877,193 shares of Common Stock upon the occurrence of certain events) and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by BMO-CAP. By virtue of the relationship between BMO-CAP, BMO-GROUP and BFC described in Item 2, BFC may be deemed to indirectly share the power to vote or direct the vote (assuming conversion of the Note or exercise of the Warrant beneficially owned by BMO-CAP into 877,193 shares of Common Stock upon the occurrence of certain events) and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by BMO-CAP. By virtue of the relationship between BMO-CAP, BMO-GROUP, BFC and B of MONT described in Item 2, B of MONT may be deemed to indirectly share the power to vote or direct the vote (assuming conversion of the Note or exercise of the Warrant beneficially owned by BMO-CAP into 877,193 shares of Common Stock upon the occurrence of certain events) and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by BMO-CAP.

          (c) None of the Reporting Persons has effected a transaction in shares of Common Stock during the past 60 days.

          (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported as being beneficially owned by the Reporting Persons.

          (e) Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ---------------------------

          Except as set forth in Item 4, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

          Exhibit A  --  Joint Filing Agreement, dated as of January 2, 1997, by and among BMO-CAP, BMO-GROUP, BFC and B of MONT.

          Exhibit B  --  Note and Warrant Purchase Agreement, dated as of
                         December 23, 1996, by and among the Company and BMO-
                         CAP.

          Exhibit C  --  Form of Convertible Subordinated Note issued to BMO-CAP on December 23, 1996.

          Exhibit D  --  Form of Stock Purchase Warrant issued to BMO-CAP on
                         December 23, 1996.

          Exhibit E  --  Registration Agreement, dated as of December 23, 1996, by and among the Company, BMO-CAP, Schmidt, Steel, Matthews, SFLP, A.M. Schmidt and G. Matthews.

                                   SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  January 2, 1997

                                        BMO NESBITT BURNS CAPITAL (U.S.),
                                        INC.


                                        By__________________________________
                                        Its_________________________________


                                        BMO NESBITT BURNS EQUITY GROUP
                                        (U.S.), INC.

                                        By__________________________________
                                        Its_________________________________


                                        BANKMONT FINANCIAL CORP. (U.S.)


                                        By__________________________________
                                        Its_________________________________


                                        BANK OF MONTREAL


                                        By__________________________________
                                        Its_________________________________

                                                                       EXHIBIT A

                         AGREEMENT RE JOINT FILING OF
                                 SCHEDULE 13D
                                ______________

The undersigned hereby agrees as follows:

          (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


Dated:  January 2, 1997

                                        BMO NESBITT BURNS CAPITAL (U.S.),
                                        INC.

                                        By__________________________________
                                        Its_________________________________

                                        BMO NESBITT BURNS EQUITY GROUP
                                        (U.S.), INC.

                                        By__________________________________
                                        Its_________________________________

                                        BANKMONT FINANCIAL CORP. (U.S.)

                                        By__________________________________
                                        Its_________________________________

                                        BANK OF MONTREAL

                                        By__________________________________
                                        Its_________________________________

                                  SCHEDULE A
                                  ----------

                    BMO NESBITT BURNS CAPITAL (U.S.), INC.
                    --------------------------------------

BOARD OF DIRECTORS
------------------

Thomas A. Tutsch
William A. Downe
Edward J. Lyman, Jr.
William C. Morro

EXECUTIVE OFFICERS
------------------

Thomas A. Tutsch          -       Vice Chairman
William C. Morro          -       President
Thomas J. McDonough       -       Vice President
L. David Bird             -       Vice President
Christopher E.M. Payne    -       Vice President
Georges A. Soare'         -       Vice President
Helen K. Schubbe          -       Secretary


                     BMO NESBITT BURNS GROUP (U.S.), INC.
                     ------------------------------------


BOARD OF DIRECTORS
------------------

Brian J. Steck
Thomas A. Tutsch
William A. Downe
Edward J. Lyman, Jr.
William C. Morro

EXECUTIVE OFFICERS
------------------

Brian J. Steck           -       Chairman
Thomas A. Tutsch         -       Vice Chairman and Vice President
William C. Morro         -       President
Thomas J. McDonough      -       Vice President
I. David Bird            -       Vice President
Christopher E.M. Payne   -       Vice President
Georges Soare'           -       Vice President
Helen K. Schubbe         -       Secretary

                        BANKMONT FINANCIAL CORP. (U.S.)
                        -------------------------------

BOARD OF DIRECTORS
------------------

F. Anthony Comper
Brian J. Steck
Roxanne Decyk
Richard E. Terry
James J. Glasser
Lorne C. Webster
Dr. Leo M. Henikoff
Robert B. Wells
Alan G. McNally
Thomas R. Sizer

EXECUTIVE OFFICERS
------------------

F. Anthony Comper    -    Chairman and Chief Executive Officer
Alan G. McNally      -    President
Robert B. Wells      -    Treasurer and Chief Executive Officer
Thomas R. Sizer      -    Secretary


                               BANK OF MONTREAL
                               ----------------

BOARD OF DIRECTORS
------------------

Barford, Ralph M.
Barrett, Matthew W., O.C.
Beatty, David, O., O.B.E.
Bentley, Peter J.G., O.C., LLD.
Comper, Anthony F.
Cote, Pierre, C.M.
Desrochers, Louis A., M.C., c.r.
Fraser, John F., O.C., B.Comm., LLD.
Gantz, Wilbur H.
Glasser, James J.
Kwok, Stanley
MacAulay, Blair J.
Mannix, Ronald N.
Molson, Eric H.
Monty, Jean G. C.M.
Nickenson, Jerry E.A.
Reitman, Jeremy H.

                                                 PART I
                                               CONTINUED

Sautcer, Guylaine, C.M., F.C.A.
Southern, Nancy C.
Webster, Lorne C.

SENIOR OFFICERS
---------------

Barrett, Matthew W., O.C.    -    Chairman of the Board and Chief Executive
                                  Officer
Comper, Anthony F.           -    President and Chief Operating Officer
Chisholm, Jeffrey S.         -    Vice-Chairman Electronic Financial Services
Dorricott, Keith O.          -    Vice-Chairman Corporate Services
Rogers, Ronald G.            -    Vice-Chairman Personal and Commercial
                                  Financial Services
Steck, Brian J.              -    Vice-Chairman Corporate and Investment Banking
Darlington, Lloyd F.         -    Chief Technology Officer and General Manager
Bourdeau, Yvan J.P.          -    Executive Vice-President and Treasurer
Downe, William A.            -    Executive Vice-President North American
                                  Corporate
                                  Banking; Corporate and Investment Banking
Gilmour, Barry K.            -    Executive Vice-President, Systems Operations
Hopkins, George W.           -    Executive Vice-President Corporate Staff
Jackson, Terry A.            -    Executive Vice-President Asset Management
                                  Services
Jansson, Harri E.            -    Executive Vice-President Central Ontario
                                  Division
Macmillan, Neil R.           -    Executive Vice-President Risk Management
                                  Policy
Maila, Michael G.            -    Executive Vice-President Mexico and Latin
                                  America; Electronic Financial Services
O'Neill, Timothy J.          -    Executive Vice-President and Chief Economist
Rayfield, Michael R.         -    Executive Vice-President Corporate Banking
Rosenswig, Deanna            -    Executive Vice-President Corporate
                                  Electronic Banking Service
Wells, Robert B.             -    Executive Vice-President and Chief Financial
                                  Officer
White, Andrew R.             -    Executive Vice-President
Jones, Dereck M.             -    Senior Vice-President and General Counsel
Kinsley, Marnie J.           -    Senior Vice-President and Chief Auditor
Somerville, Penny F.         -    Senior Vice-President and Corporate Controller
Begy, Christopher B.         -    Vice President and Chief Accountant
Jones, Velma J.              -    Vice President and Secretary

                      ADDRESSES AND PRINCIPAL OCCUPATIONS
                      -----------------------------------

NAME                                    PRINCIPAL OCCUPATION/ADDRESS
----                                    ----------------------------

Barford, Ralph M.                       President
                                        Valleydene Corporation Limited
                                        20 Eglinton Avenue West
                                        Suite 1903
                                        P.O. Box 2026
                                        Toronto, Ontario M4R 1K8

Barrett, Matthew W., O.C.               Chairman of the Board and Chief
                                        Executive Officer
                                        Bank of Montreal
                                        First Canadian Place
                                        Toronto, Ontario M5X 1A1

Beatty, David., O.B.E.                  Chairman and Chief Executive Officer
                                        Old Canada Investment Corporation
                                        Limited 145 King Street West
                                        Suite 2700
                                        Toronto, Ontario M5H 1J8

Begy, Christopher B.                    Vice-President and Chief Accountant
                                        Bank of Montreal
                                        Bank of Montreal Tower
                                        55 Floor Street West
                                        Toronto, Ontario M4W 3M5

Bentley, Peter J.G., O.C., LLD.         Chairman of the Board
                                        Cantor Corporation
                                        2900 - 1055 Dunsmuir Street
                                        P.O. Box 48420
                                        Bentall Postal Station
                                        Vancouver, British Columbia V7X 1B5

Bird, L. David                          Vice President
                                        BMO Nesbitt Burns Equity Partners, Inc.
                                        1 First Canadian Place, 6th Floor
                                        P.O. Box 150
                                        Toronto, Ontario M5X 1H3 Canada

                      ADDRESSES AND PRINCIPAL OCCUPATIONS
                      -----------------------------------

NAME                                    PRINCIPAL OCCUPATION/ADDRESS
----                                    ----------------------------

Bourdeau, Yvan J.P.                     Executive Vice-President and Treasurer
                                        Bank of Montreal
                                        First Canadian Place
                                        Toronto, Ontario M5X 1A1

Chisholm, Jeffrey S.                    Vice-Chairman
                                        Bank of Montreal
                                        Electronic Financial Services and
                                        President, mbank
                                        Bank of Montreal
                                        First Canadian Place
                                        Toronto, Ontario MSX 1A1

Comper, Anthony F.                      President and Chief Operating Officer
                                        Bank of Montreal
                                        First Bank Tower
                                        First Canadian Place
                                        Toronto, Ontario M5X 1A1

Cote, Pierre, C.M.                      Chairman of the Board
                                        Celanese Canada Inc.
                                        800 Rene-Levesque Blvd. West
                                        23rd Floor
                                        Montreal, Quebec H3B 1Z1

Darlington, Lloyd F.                    Chief Technology Officer and
                                        General Manager
                                        Operations
                                        Bank of Montreal
                                        Bank of Montreal Tower
                                        55 Bloor Street West
                                        Toronto, Ontario M4W 3M5

Decyk, Roxanne J.                       Vice President
                                        Corporate Planning
                                        Amoco Corporation
                                        200 E. Randolph Drive
                                        Chicago, Illinois 60601

                      ADDRESSES AND PRINCIPAL OCCUPATIONS
                      -----------------------------------

NAME                                  PRINCIPAL OCCUPATION/ADDRESS
----                                  ----------------------------

Desrochers, Louis A., M.C., c.r.      Senior Partner
                                      McCuaig Desrochers
                                      2491 Toronto Dominion Tower
                                      Edmonton Centre N.W.
                                      Edmonton, Alberta T5J 2Z1

Dorricott, Keith O.                   Vice-Chairman
                                      Corporate Services
                                      Bank of Montreal
                                      First Canadian Place
                                      Toronto, Ontario M5X 1A1

Downe, William A.                     Executive Vice President, North American
                                      Corporate Banking
                                      Bank of Montreal
                                      115 South LaSalle Street, 13th Floor West
                                      Chicago, Illinois 60603

Fraser, John F., O.C.,                Vice-Chairman
B.Comm., LLD.                         Russel Metals Inc.
                                      #600 One Lombard Place
                                      Winnipeg, Manitoba R3B 0X3

Gantz, Wilbur H.                      President and Chief Executive Officer
                                      PathoGenesis Corporation
                                      5215 Old Orchard Road
                                      Suite 910
                                      Skokie, Illinois 60077 U.S.A.

Gilmour, Barry K.                     Executive Vice-President, Systems
                                      Operations Bank of Montreal
                                      Bank of Montreal Tower
                                      55 Bloor Street West
                                      Toronto, Ontario M4W 3M5

Glasser, James J.                     Chairman Emeritus
                                      GATX Corporation
                                      500 W. Monroe Street
                                      Suite 2660
                                      Chicago, Illinois 60661
                                      U.S.A.

                      ADDRESSES AND PRINCIPAL OCCUPATIONS
                      -----------------------------------

NAME                                    PRINCIPAL OCCUPATION/ADDRESS
----                                    ----------------------------

Henikoff, Dr. Leo M.                    President and Chief Executive Officer
                                        Rush-Presbyterian-St. Luke's Medical
                                        Center
                                        1725 W. Harrison, Suite 364
                                        Chicago, Illinois 60612

Hopkins, George W.                      Executive Vice-President
                                        Corporate Staff
                                        Bank of Montreal
                                        Bank of Montreal Tower
                                        55 Bloor Street West
                                        Toronto, Ontario M4W 3M5

Jackson, Terry A.                       Executive Vice-President
                                        Asset Management Services of Bank of
                                        Montreal and President
                                        The Trust Company of Bank of Montreal
                                        302 Bay Street
                                        Toronto, Ontario M5X 1A1

Jansson, Harri E.                       Executive Vice-President
                                        Central Ontario Division
                                        Bank of Montreal
                                        Personal and Commercial Financial
                                        Services
                                        302 Bay Street
                                        Toronto, Ontario M5X 1A1

Jones, Dereck M.                        Senior Vice-President and
                                         General Counsel
                                        Bank of Montreal
                                        First Canadian Place
                                        Toronto, Ontario M5X 1A1

Jones, Velma J.                         Vice-President and Secretary
                                        Bank of Montreal
                                        First Canadian Place
                                        Toronto, Ontario M5X 1A1

                      ADDRESSES AND PRINCIPAL OCCUPATIONS
                      -----------------------------------

NAME                                    PRINCIPAL OCCUPATION/ADDRESS
----                                    ----------------------------

Kinsley, Marnie J.                      Senior Vice-President and
                                         Chief Auditor
                                        Bank of Montreal
                                        Bank of Montreal Tower
                                        55 Floor Street West
                                        Toronto, Ontario M4W 3M5

Kwok, Stanley                           Director
                                        Amara International Investment Corp.
                                        355 Burrard Street
                                        Suite 408
                                        Vancouver, British Columbia V6C 2G8

Lyman, Edward J. Jr.                    Vice Chairman of the Board
                                        Harris Trust and Savings Bank
                                        111 West Monroe Street, 4th Floor West
                                        Chicago, Illinois 60603

MacAulay, Blair J.                      Counsel
                                        Fraser & Beatty
                                        P.O. Box 100
                                        First Canadian Place
                                        Toronto, Ontario M5X 1A1

MacMillan, Neil R.                      Executive Vice-President
                                        Risk Management Policy
                                        Bank of Montreal
                                        First Canadian Place
                                        Toronto, Ontario MSX 1A1

Maila, Michael G.                       Executive Vice-President
                                        Mexico and Latin America
                                        Electronic Financial Services
                                        Bank of Montreal
                                        First Canadian Place
                                        Toronto, Ontario MSX 1A1

Mannix, Ronald N.                       Chairman and Cheif Executive Officer
                                        Loram Corporation
                                        P.O. Box 2550
                                        Calgary, Alberta T2P 2M7

                      ADDRESSES AND PRINCIPAL OCCUPATIONS
                      -----------------------------------

NAME                                    PRINCIPAL OCCUPATION/ADDRESS
----                                    ----------------------------

McDonough, Thomas J.                    Vice President
                                        Director - Mergers and Acquisitions
                                        Nesbitt Burns Securities, Inc.
                                        111 West Monroe Street, Suite 20E
                                        Chicago, Illinois 60603

McNally, Alan G.                        Chairman of the Board and Chief
                                        Executive Officer
                                        Bankmont Financial Corp. (U.S.)
                                        Harris Trust and Savings Bank
                                        Harris Bankcorp, Inc.
                                        P.O. Box 755
                                        111 West Monroe Street
                                        Chicago, Illinois 60690

Molson, Eric H.                         Chairman of the Board
                                        The Molson Companies Limited
                                        1225 St. Antoine Street West
                                        Suite 300
                                        Montreal, Quebec H3C 1B3

Monty, Jean G., C.M.                    President and Chief Executive Officer
                                        Northern Telecom Limited
                                        8200 Dixie Road
                                        Suite 100
                                        Brampton, Ontario L8T 5P5

Morro, William C.                       Managing Director
                                        BMO Nesbitt Burns Equity Partners, Inc.
                                        111 West Monroe Street, 20th Floor East
                                        Chicago, Illinois 60603

Nickenson, Jerry E.A.                   Chairman
                                        H.B. Nickenson & Sons Ltd.
                                        P.O. Box 130
                                        North Sydney, Nova Scotia B2A 3M2

                      ADDRESSES AND PRINCIPAL OCCUPATIONS
                      -----------------------------------

NAME                                    PRINCIPAL OCCUPATION/ADDRESS
----                                    ----------------------------

O'Neill, Timothy J.                     Executive Vice-President and
                                         Chief Economist
                                        Bank of Montreal
                                        First Canadian Place
                                        Toronto, Ontario M5X 1A1

Payne, Christopher E.M.                 Vice President
                                        BMO Nesbitt Burns Equity Partners, Inc.
                                        1 First Canadian Place, 6th Floor
                                        P.O. Box 150
                                        Toronto, Ontario M5X 1H3 Canada

Rayfield, Michael R.                    Executive Vice-President
                                        Corporate Banking
                                        Corporate and Investment Banking
                                        Bank of Montreal
                                        First Canadian Place
                                        Toronto, Ontario MSX 1A1

Reitman, Jeremy H.                      President
                                        Reitmans (Canada) Limited
                                        250 Souve Street West
                                        Montreal, Quebec H3L 1Z2

Rogers, Ronald G.                       Vice-Chairman
                                        Personal and Commercial Financial
                                        Services
                                        First Canadian Place
                                        Toronto, Ontario M5X 1A1

Rosenswig, Deanna                       Executive Vice-President
                                        Corporate Electronic Banking Services
                                        Electronic Financial Services
                                        Bank of Montreal
                                        First Canadian Place
                                        Toronto, Ontario M5X 1A1

Sautcer, Guylaine, C.M., F.C.A.         Chairman of the Board of Directors
                                        Canadian Broadcasting Corporation
                                        1321 Sherbrooke Street West
                                        C-61
                                        Montreal, Quebec H3G 1J4

                      ADDRESSES AND PRINCIPAL OCCUPATIONS
                      -----------------------------------

NAME                                    PRINCIPAL OCCUPATION/ADDRESS
----                                    ----------------------------

Schubbe, Helen K.                       Secretary
                                        BMO Nesbitt Burns Equity Partners, Inc.
                                        111 West Monroe Street, 20th Floor East
                                        Chicago, Illinois 60603

Sizer, Thomas R.                        Vice President and Secretary
                                        Harris Trust and Savings Bank
                                        Harris Bankcorp, Inc.
                                        P.O. Box 755
                                        111 West Monroe Street
                                        Chicago, Illinois 60690

Soare', Georges A.                      Vice President
                                        BMO Nesbitt Burns Equity Partners, Inc.
                                        1 First Canadian Place, 6th Floor
                                        P.O. Box 150
                                        Toronto, Ontario M5X 1H3 Canada

Somerville, Penny F.                    Senior Vice-President and
                                         Corporate Controller
                                        Bank of Montreal
                                        First Canadian Place
                                        Toronto, Ontario M5X 1A1

Southern, Nancy C.                      Deputy Chairman
                                        ATCO Ltd.
                                        #1600, 999 - 11th Avenue S.W.
                                        Calgary, Alberta T2R 1N6

Steck, Brian J.                         Chairman and Chief Executive Officer of
                                        Nesbitt
                                        Burns
                                        Vice-Chairman - Corporate and Investment
                                        Banking of Bank of Montreal
                                        1 First Canadian Place, 68th Floor
                                        Toronto, Ontario M5X 1A1 Canada

Terry, Richard E.                       Chairman and Chief Executive Officer
                                        Peoples Energy Corporation
                                        130 East Randolph Drive, 24th Floor
                                        Chicago, Illinois 60601

                      ADDRESSES AND PRINCIPAL OCCUPATIONS
                      -----------------------------------

NAME                                    PRINCIPAL OCCUPATION/ADDRESS
----                                    ----------------------------

Tutsch, Thomas A.                       President and Chief Executive Officer
                                        BMO Nesbitt Burns Equity Partners, Inc.
                                        1 First Canadian Place, 6th Floor
                                        P.O. Box 150
                                        Toronto, Ontario M5X 1A1
                                        Canada

Webster, Lorne C.                       Chairman and Chief Executive Officer
                                        Prenor Group, Ltd.
                                        100 University Street -Suite 1200
                                        Montreal, Quebec
                                        Canada H3B 3A4

Wells, Robert B.                        Executive Vice-President and Chief
                                        Financial Officer
                                        Bank of Montreal - Finance Group
                                        1 First Canadian Place - 3rd Floor
                                        Podium
                                        Toronto, Ontario, Canada M5X 1A1

White, Andrew R.                        Executive Vice-President, Bank of
                                         Montreal and
                                        Chief Operating Officer, mbank
                                        Bank of Montreal Tower
                                        55 Floor Street West
                                        Toronto, Ontario M4W 3M5

                                                                       EXHIBIT B



                      NOTE AND WARRANT PURCHASE AGREEMENT

                         DATED AS OF DECEMBER 23, 1996

                           BETWEEN ZYTEC CORPORATION

                  AND BMO NESBITT BURNS CAPITAL (U.S.), INC.

                               TABLE OF CONTENTS
                               -----------------

                                                                                     Page
1.   Authorization and Closing..........................................................1
     1A.    Authorization of the Note and the Warrant...................................1
     1B.    Purchase and Sale of the Note and the Warrant...............................1
     1C.    The Closing.................................................................1

2.   Conditions of the Purchaser's Obligation at the Closing............................1
     2A.    Representations and Warranties; Covenants...................................1
     2B.    Registration Agreement......................................................2
     2C.    Subordination and Intercreditor Agreement...................................2
     2D.    Sale of Note and Warrant to the Purchaser...................................2
     2E.    Securities Law Compliance...................................................2
     2F.    Opinion of the Company's Counsel............................................2
     2G.    Closing Documents...........................................................2
     2H.    Proceedings.................................................................3
     2I.    Waiver......................................................................3
     2J.    Fees and Expenses...........................................................3

3.   Covenants..........................................................................3
     3A.    Financial Statements and Other Information..................................3
     3B.    Inspection of Property......................................................5
     3C.    Note Restrictive Covenants..................................................6
     3D.    Note Affirmative Covenants..................................................7
     3E.    Compliance with Agreements..................................................8
     3F.    Use of Proceeds.............................................................8
     3G.    Current Public Information..................................................8
     3H.    Regulatory Compliance Cooperation...........................................8
     3I.    Contingent Warrants.........................................................9
     3J.    Public Disclosures.........................................................10

4.   Transfer of Restricted Securities.................................................10
     4A.    General Provisions.........................................................10
     4B.    Opinion Delivery...........................................................10
     4C.    Rule 144A..................................................................10
     4D.    Legend Removal.............................................................10

5.   Representations and Warranties of the Company.....................................11
     5A.    Organization, Corporate Power and Licenses.................................11

     5B.    Capital Stock and Related Matters...........................................11
     5C.    Subsidiaries; Investments...................................................12
     5D.    Authorization; No Breach....................................................12
     5E.    Financial Statements........................................................13
     5F.    Absence of Undisclosed Liabilities..........................................13
     5G.    No Material Adverse Change..................................................14
     5H.    Absence of Certain Developments.............................................14
     5I.    Assets......................................................................15
     5J.    Tax Matters.................................................................15
     5K.    Contracts and Commitments...................................................16
     5L.    Intellectual Property Rights................................................18
     5M.    Litigation, etc.............................................................19
     5N.    Brokerage...................................................................19
     5O.    Governmental Consent, etc...................................................19
     5P.    Insurance...................................................................19
     5Q.    Employees...................................................................20
     5R.    ERISA.......................................................................20
     5S.    Compliance with Laws........................................................21
     5T.    Environmental and Safety Matters............................................22
     5U.    Affiliated Transactions.....................................................24
     5V.    Investment Company..........................................................24
     5W.    Solvency, etc...............................................................24
     5Y.    Disclosure..................................................................24
     5Z.    Reports with the Securities and Exchange Commission.........................25

6. Representations and Warranties of the Purchaser......................................25
     6A.    Organization and Qualification..............................................25
     6B.    Due Authorization...........................................................25
     6C.    Purchaser's Investment Representations......................................26
     6D.    Brokerage...................................................................26
     6E.    Accredited Investor.........................................................26

7. Definitions..........................................................................26
     7A.    Definitions.................................................................26

8. Miscellaneous........................................................................31
     8A.    Expenses....................................................................31
     8B.    Transaction Fee.............................................................31
     8C.    Remedies....................................................................31
     8D.    Survival of Representations and Warranties..................................32
     8E.    Successors and Assigns......................................................32

     8F.    Generally Accepted Accounting Principles...................................32
     8G.    Severability...............................................................32
     8H.    Counterparts...............................................................32
     8I.    Descriptive Headings; Interpretation.......................................32
     8J.    Governing Law..............................................................32
     8K.    Notices....................................................................33
     8L.    Consideration for Warrant..................................................34
     8M.    No Strict Construction.....................................................34
     8N.    Indemnification............................................................34
     8O.    Payment Set Aside..........................................................35


Schedules and Exhibits
----------------------

List of Exhibits
List of Disclosure Schedules

                               ZYTEC CORPORATION

                      NOTE AND WARRANT PURCHASE AGREEMENT
                      -----------------------------------


          THIS AGREEMENT is made as of December 23, 1996, between Zytec Corporation, a Minnesota corporation (the "Company"), and BMO Nesbitt Burns Capital (U.S.), Inc., a Delaware corporation (the "Purchaser"). Except as otherwise indicated herein, capitalized terms used herein are defined in Section 6 hereof.

          The parties hereto agree as follows:

          Section 1.   Authorization and Closing.
                       -------------------------

          1A.  Authorization of the Note and the Warrant.  The Company shall
               -----------------------------------------
authorize the issuance and sale to the Purchaser of (i) its 7 1/2% Convertible Subordinated Promissory Note in the principal amount of $12,000,000 and containing the terms and conditions and in the form set forth in Exhibit A
                                                                 ---------
attached hereto (the "Note") and (ii) the Warrant referred to in paragraph 3I hereof. The Note is convertible into shares of the Company's Common Stock, no par value (the "Common Stock") upon certain terms and conditions set forth therein.

          1B.  Purchase and Sale of the Note and the Warrant.  At the Closing,
               ---------------------------------------------
the Company shall sell to the Purchaser and, subject to the terms and conditions set forth herein, the Purchaser shall purchase from the Company a Note in the principal amount of $12,000,000 at a price equal to $11,999,000. In addition, at the Closing, the Purchaser shall pay the Company $1,000 in consideration for the issuance of the Warrant referred to in paragraph 3I hereof.

          1C.  The Closing.  The closing of the purchase and sale of the Note
               -----------
and the Warrant (the "Closing") shall take place at the offices of Kirkland & Ellis in Chicago, Illinois, at 10:00 a.m. on December 23, 1996 (the "Closing Date"), or at such other place or on such other date as may be mutually agreeable to the Company and the Purchaser. At the Closing, the Company shall deliver to the Purchaser instruments evidencing the Note and the Warrant to be purchased by the Purchaser, payable to the order of the Purchaser or its nominee or registered in the Purchaser's or its nominee's name, respectively, upon payment of the purchase price thereof by a cashier's or certified check, or by wire transfer of immediately available funds to the Company's account at Harris Trust and Savings Bank, in the aggregate amount of $12,000,000.

          Section 2.   Conditions of the Purchaser's Obligation at the
                       -----------------------------------------------
Closing. The obligation of the Purchaser to purchase and pay for the Note and the Warrant at the Closing is subject to the satisfaction as of the Closing of the following conditions:

          2A.  Representations and Warranties; Covenants.  The representations
               -----------------------------------------
and warranties contained in Section 5 hereof shall be true and correct in all material respects at and as of the Closing as though then made, except to the extent of changes caused by the transactions expressly contemplated herein, and the Company shall have performed in all material respects all of the covenants required to be performed by it hereunder prior to the Closing.

          2B.  Registration Agreement.  The Company, the Purchaser, Ronald D.
               ----------------------
Schmidt, Lawrence J. Matthews and John M. Steel shall have entered into a registration agreement in form and substance as set forth in Exhibit C attached
                                                             ---------
hereto (the "Registration Agreement"), and the Registration Agreement shall be in full force and effect as of the Closing.

          2C.  Subordination and Intercreditor Agreement.  The Company, the
               -----------------------------------------
Purchaser and Harris Trust and Savings Bank shall have entered into a subordination and intercreditor agreement in form and substance reasonably acceptable to the Company, the Purchaser and the Bank (the "Subordination Agreement"), and the Subordination Agreement shall be in full force and effect as of the closing.

          2D.  Sale of Note and Warrant to the Purchaser.  The Company shall
               -----------------------------------------
have simultaneously sold to the Purchaser the Note and the Warrant to be purchased by the Purchaser hereunder at the Closing and shall have received payment therefor in full.

          2E.  Securities Law Compliance.  The Company shall have made all
               -------------------------
filings under all applicable federal and state securities laws necessary to consummate the issuance of the Note and the Warrants pursuant to this Agreement in compliance with such laws.

          2F.  Opinion of the Company's Counsel.  The Purchaser shall have
               --------------------------------
received from Winthrop & Weinstine, P.A., counsel for the Company, an opinion with respect to the matters set forth in Exhibit D attached hereto, which shall
                                         ---------
be addressed to the Purchaser, dated the date of the Closing and in form and substance satisfactory to the Purchaser.

           2G. Closing Documents.  The Company shall have delivered to each
               -----------------
Purchaser all of the following documents:

               (i) an Officer's Certificate, dated the date of the Closing, stating that the conditions specified in Section 1 and paragraphs 2A through 2E, inclusive, have been fully satisfied;

               (ii) certified copies of the resolutions duly adopted by the Company's board of directors authorizing the execution, delivery and performance of this Agreement, the Registration Agreement and each of the other agreements contemplated hereby, the issuance and sale of the Note, the issuance of the Warrant, the reservation for issuance upon conversion of the Note or exercise of the Warrant an aggregate of 877,193 shares of Common Stock and the consummation of all other transactions contemplated by this Agreement;

               (iii) certified copies of the Company's Articles of Incorporation and bylaws, each as in effect at the Closing;

               (iv) copies of all third party and governmental consents, approvals and filings required in connection with the consummation of the transactions hereunder (including, without limitation, all blue sky law filings and waivers of all preemptive rights and rights of first refusal); and

               (v) such other documents relating to the transactions contemplated by this Agreement as the Purchaser or its special counsel may reasonably request.

          2H.  Proceedings.  All corporate and other proceedings taken or
               -----------
required to be taken by the Company in connection with the transactions contemplated hereby to be consummated at or prior to the Closing and all documents incident thereto shall be satisfactory in form and substance to the Purchaser and its special counsel.

          2I.  Waiver.  Any condition specified in this Section 2 may be waived
               ------
if consented to by the Purchaser; provided that no such waiver shall be effective unless it is set forth in a writing executed by the Purchaser.

          2J.  Fees and Expenses.  At the Closing, the Company shall have (i)
               -----------------
reimbursed the Purchaser for all actual out-of-pocket fees and expenses incurred in connection with the transactions contemplated by this Agreement by the Purchaser or any of its affiliates (including, without limitation, fees and expenses of special counsel, accountants and other consultants and advisors not associated with the Purchaser) (the "Fees and Expenses") and (ii) paid to Nesbitt Burns Securities, Inc. a transaction fee in the amount of at least $480,000 less the amount payable under (i) above, as provided in paragraph 7A hereof.

          Section 3.   Covenants.
                       ---------

          3A.  Financial Statements and Other Information.  The Company shall
               ------------------------------------------
deliver to the Purchaser (so long as such Purchaser holds the Note or the Warrant) and to each holder of at least 25% of the outstanding principal amount of the Note and each holder of Warrants exercisable into at least 25% of the Underlying Common Stock:

               (i) as soon as available but in any event within 30 days after the end of each monthly accounting period in each fiscal year, unaudited consolidating and consolidated statements of income and cash flows of the Company and its Subsidiaries set forth by operating division for such monthly period and for the period from the beginning of the fiscal year to the end of such month, and unaudited consolidating and consolidated balance sheets of the Company and its Subsidiaries as of the end of such monthly period, setting forth in each case comparisons to the Company's annual business plan and to the corresponding period in the preceding fiscal year, and all such statements shall be prepared in accordance with generally accepted accounting principles, consistently applied and shall be certified by the Company's chief financial officer;

               (ii) accompanying the financial statements referred to in subparagraph (i), an Officer's Certificate stating that there is no Event of Default or Potential Event of Default in existence and that neither the Company nor any of its Subsidiaries is in default under any of its other material agreements or, if any Event of Default or Potential Event of Default or any such default exists, specifying the nature and period of existence thereof and what actions the Company and its Subsidiaries have taken and propose to take with respect thereto;

               (iii) within 90 days after the end of each fiscal year (or in the case of (c) below, as soon as available, if later), consolidating and consolidated statements of income and cash flows of the Company and its Subsidiaries for such fiscal year, and consolidating and consolidated balance sheets of the Company and its Subsidiaries as of the end of such fiscal year, setting forth in each case comparisons to the Company's annual business plan and to the preceding fiscal year, all prepared in accordance with generally accepted accounting principles, consistently applied, and accompanied by (a) with respect to the consolidated portions of such statements, an opinion containing no exceptions or qualifications (except for qualifications regarding specified contingent liabilities) of an independent accounting firm of recognized national standing, (b) a certificate from such accounting firm, addressed to the Company's board of directors, stating that in the course of its examination nothing came to its attention that caused it to believe that there was an Event of Default or Potential Event of Default in existence or that there was any other default by the Company or any Subsidiary in the fulfillment of or compliance with any of the terms, covenants, provisions or conditions of any other material agreement to which the Company or any Subsidiary is a party or, if such accountants have reason to believe any Event of Default or Potential Event of Default or other default by the Company or any Subsidiary exists, a certificate specifying the nature and period of existence thereof, and (c) a copy of such firm's annual management letter to the board of directors;

               (iv) promptly upon receipt thereof, any additional reports, management letters or other detailed information concerning significant aspects of the Company's operations or financial affairs given to the Company by its independent accountants (and not otherwise contained in other materials provided hereunder);

               (v) prior to the beginning of each fiscal year, an annual business plan prepared on a monthly basis by operating division for the Company and its Subsidiaries for such fiscal year (displaying anticipated statements of income and cash flows and balance sheets), and promptly upon preparation thereof any other significant business plans prepared by the Company and any revisions of such annual or other business plans;

               (vi) promptly (but in any event within five business days) after the discovery or receipt of notice of any Event of Default or Potential Event of Default, any default under any other material agreement to which it or any of its Subsidiaries is a party, any condition or event which has resulted in or is reasonably likely to result in any material liability under any federal, state or local statute or regulation relating to public health and safety, worker health and safety or pollution or protection of the environment or any other material adverse change, event or circumstance affecting the Company or any Subsidiary (including, without limitation, the filing of any material litigation against the Company or any Subsidiary or the existence of any dispute with any Person which involves a reasonable likelihood of such litigation being commenced), an Officer's Certificate specifying the nature and period of existence thereof and what actions the Company and its Subsidiaries have taken and propose to take with respect thereto;

               (vii) within ten days after transmission thereof, copies of all financial statements, proxy statements, reports and any other general written communications which the Company sends to its stockholders and copies of all registration statements and all regular, special or periodic reports which it files, or any of its officers or directors file with respect to the Company, with the Securities and Exchange Commission or with any securities exchange on which any of its securities are then listed, and copies of all press releases and other statements made available generally by the Company to the public concerning material developments in the Company's and its Subsidiaries' businesses; and

               (viii) with reasonable promptness, such other information and financial data concerning the Company and its Subsidiaries as any Person entitled to receive information under this paragraph 3A may reasonably request.

Each of the financial statements referred to in subparagraph (i) and (iii) shall be true and correct in all material respects as of the dates and for the periods stated therein, subject in the case of the unaudited financial statements to changes resulting from normal year-end adjustments for recurring accruals (none of which would, alone or in the aggregate, be materially adverse to the financial condition, operating results, assets, operations or business prospects of the Company and its Subsidiaries taken as a whole). The Purchaser shall have the right to reject such financial statements by providing notice to the Company.

          3B.  Inspection of Property.  The Company shall permit any
               ----------------------
representatives designated by the Purchaser (so long as the Purchaser holds the Note or the Warrant) or any holder of at least 25% of the outstanding principal amount of the Note or Warrants exercisable into at least 25% of the Underlying Common Stock, upon reasonable notice and during normal business hours and at such other times as any such holder may reasonably request, to (i) visit and inspect any of the properties of the Company and its Subsidiaries, (ii) examine the corporate and financial records of the Company and its Subsidiaries and make copies thereof or extracts therefrom and (iii) discuss the affairs, finances and accounts of any such corporations with the directors, officers, key employees and independent accountants of the Company and its Subsidiaries. The presentation of an executed copy of this Agreement by the Purchaser or any such holder of the Note or the Warrant to the Company's independent accountants shall constitute the Company's permission to its independent accountants to participate in discussions with such Persons.

          3C.  Note Restrictive Covenants.  So long as any payment obligation
               --------------------------
under Note remains outstanding, the Company shall not:

               (i) except for dividends payable in shares of Common Stock issued upon the outstanding shares of Common Stock, directly or indirectly declare or pay any dividends or make any distributions upon any of its capital stock or other equity securities during any fiscal year in excess of (when added to all amounts under (ii) below) an aggregate of 20% of the Company's consolidated net income (determined in accordance with generally accepted accounting principles, consistently applied) for the immediately preceding fiscal year, provided that no such dividends or distributions may
                            -------------
     be declared or paid if any Event of Default or Potential Event of Default is then in existence or would be caused by such declaration or payment thereof;

               (ii) directly or indirectly redeem, purchase or otherwise acquire, or permit any Subsidiary to redeem, purchase or otherwise acquire, any of the Company's or any Subsidiary's capital stock or other equity securities (including, without limitation, warrants, options and other rights to acquire such capital stock or other equity securities) or directly or indirectly redeem, purchase or make any payments with respect to any stock appreciation rights, phantom stock plans or similar rights or plans during any fiscal year in excess of (when added to all amounts under (i) above) an aggregate of 20% of the Company's consolidated net income (determined in accordance with generally accepted accounting principles, consistently applied) for the immediately preceding fiscal year;

               (iii) become subject to, or permit any of its Subsidiaries to become subject to, (including, without limitation, by way of amendment to or modification of) any agreement or instrument (other than the Subordination Agreement) which by its terms would (under any circumstances) restrict (a) the right of any Subsidiary (other than Zytec Gmbh) to make loans or advances or pay dividends to, transfer property to, or repay any Indebtedness owed to, the Company or another Subsidiary or (b) the Company's right to perform the provisions of this Agreement, the Note or the Registration Agreement (including, without limitation, provisions relating to the payment of principal and interest on the Notes);

               (iv) create, incur, assume or suffer to exist, or permit any Subsidiary to create, incur, assume or suffer to exist at any time, any Indebtedness senior in liquidation or payment of principal and interest to the Note exceeding an aggregate principal amount equal to the outstanding balance of the Company's shareholders equity on a consolidated basis (as calculated without inclusion of the Note or the obligations of Zytec GmbH) (the "Permitted Senior Indebtedness");

               (v) create, incur, assume or suffer to exist, or permit any Subsidiary to create, incur, assume or suffer to exist, any Liens other than Permitted Liens;

               (vi) prepay any interest on any Indebtedness or prepay any principal on any Indebtedness other than Permitted Senior Indebtedness, other than any prepayments which do not exceed an aggregate of $100,000 in any twelve-month period;

               (vii) liquidate, dissolve or effect a recapitalization or reorganization in any form of transaction (including, without limitation, any reorganization into a limited liability company or into partnership or other noncorporate form);

               (viii) make any amendment to the Company's Articles of Incorporation or bylaws, or file any resolution of the board of directors with the Minnesota Secretary of State containing any provisions, which would adversely affect or otherwise impair the rights or relative priority of the holders of the Underlying Common Stock under this Agreement, the Articles of Incorporation or the Company's bylaws;

               (ix) enter into, amend, modify or supplement, or permit any Subsidiary to enter into, amend, modify or supplement, any material agreement, commitment, arrangement or transaction with any of its or any Subsidiary's officers, directors, employees, stockholders or Affiliates or with any individual related by blood or marriage to any such individual or with any entity in which any such Person or individual owns a beneficial interest, except for customary employment arrangements and benefit programs on reasonable terms and except as otherwise expressly contemplated by this Agreement;

               (x) incur, assume, create or have outstanding obligations or liabilities (whether accrued, absolute, contingent or otherwise) for leases of real or personal property that are not used in connection with customer contracts (the "Uncommitted Lease Obligations"), other than Uncommitted Lease Obligations for which the annual lease payments will not at any time exceed $5,000,000 in the aggregate;

               (xi)   establish or acquire any Subsidiaries; or

               (xii)  make investments in any Subsidiary or any other Person
     (other than   investments in Subsidiaries which, in the aggregate, do not exceed $3,000,000).

          3D.  Note Affirmative Covenants.  So long as any payment obligation
               --------------------------
under Note remains outstanding, the Company shall:

               (i) maintain Consolidated Tangible Net Worth equal to or greater than $25 million;

               (ii) maintain proper books of record and account which present fairly in all material respects its financial condition and results of operations and make provisions on its financial statements for all such proper reserves as in each case are required in accordance with generally accepted accounting principles, consistently applied; and

               (iii) use its best efforts to reduce its Uncommitted Lease Obligations by entering into (i) customer contracts which require the customer to assume the Company's Uncommitted Lease Obligations in connection with work performed by the Company and (ii) long-term customer contracts for work performed using the leased real and personal property related to the Uncommitted Lease Obligations.

          3E.  Compliance with Agreements.  The Company shall perform and
               --------------------------
observe (i) all of its obligations to the holder of the Note and all of its obligations to each holder of the Underlying Common Stock set forth in the Company's Articles of Incorporation and bylaws, (ii) all of its obligations to the holder of the Warrant set forth therein and (iii) all of its obligations to each holder of Registrable Securities set forth in the Registration Agreement.

          3F.  Use of Proceeds.  The Company shall not, nor shall it permit any
               ---------------
Subsidiary to, use any proceeds from the sale of the Note hereunder, directly or indirectly, for the purposes of purchasing or carrying any "margin securities" within the meaning of Regulation G or T promulgated by the Board of Governors of the Federal Reserve Board or for the purpose of arranging for the extension of credit secured, directly or indirectly, in whole or in part by collateral that includes any "margin securities."

          3G.  Current Public Information.  The Company shall file all reports
               --------------------------
required to be filed by it under the Securities Act and the Securities Exchange Act and the rules and regulations adopted by the Securities and Exchange Commission thereunder and shall take such further action as any holder or holders of Restricted Securities may reasonably request, all to the extent required to enable such holders to sell Restricted Securities pursuant to (i) Rule 144 adopted by the Securities and Exchange Commission under the Securities Act (as such rule may be amended from time to time) or any similar rule or regulation hereafter adopted by the Securities and Exchange Commission or (ii) a registration statement on Form S-3 or any similar registration form hereafter adopted by the Securities and Exchange Commission. Upon request, the Company shall deliver to any holder of Restricted Securities a written statement as to whether it has complied with such requirements.

          3H.  Regulatory Compliance Cooperation.  Before the Company redeems,
               ---------------------------------
purchases or otherwise acquires, directly or indirectly, or converts or takes any action with respect to the voting rights of, any shares of any class of its capital stock or any securities convertible into or exchangeable for any shares of any class of its capital stock (other than a conversion of the Note or an exercise of the Warrant), the Company shall give written notice of such pending action to the Purchaser. Upon the written request of the Purchaser made within 10 days after its receipt of any such notice stating that after giving effect to such action the Purchaser would have a Regulatory Problem, the Company shall defer taking such action for such period (not to extend beyond 45 days after the Purchaser's receipt of the Company's original notice) as such Purchaser requests to permit it and its Affiliates to reduce the quantity of the Company's securities they own in order to avoid the Regulatory Problem. In addition, the Company shall not be a party to any merger, consolidation, recapitalization or other transaction pursuant to which the Purchaser would be required to take any voting securities, or any securities convertible into voting securities, which might reasonably be expected to cause the Purchaser to have a Regulatory Problem. For purposes of this paragraph, a Person shall be deemed to have a "Regulatory Problem" when such Person and such Person's Affiliates would own, control or have power over a greater quantity of securities of any kind issued by the Company or any other entity than are permitted under any requirement of any governmental authority. The Company shall grant to any subsequent holder of Restricted Securities, upon such holder's request, the same rights granted to the Purchaser pursuant to this paragraph.

          3I.  Contingent Warrants.
               -------------------

          (i) At the Closing, the Company shall issue to the Purchaser a Warrant substantially in the form of Exhibit B hereto (the "Warrant") for the
                                     ---------
consideration set forth in paragraph 1B hereof. The Warrants shall provide that upon:

     (1) an Optional Repayment of the Note prior to the completion by the Company of a Qualified Offering; or

     (2) an Optional Repayment of the Note at a time after the completion of a Qualified Offering when the Company has not authorized the issuance of a separate class of non-voting common stock into which the Notes would be convertible and which would be convertible (subject to regulatory restrictions) on a share-for-share basis into the Company's voting common stock;

the holders of the Notes shall have the right to acquire initially the same number of shares of Common Stock into which the portion of such holder's Note being repaid is convertible as of the date of the Optional Repayment. The initial exercise price for each share of Common Stock under the Warrant shall be equal to the Conversion Price under the Note as of the payment date, and the Warrant shall be exercisable at any time thereafter and shall expire (unless previously exercised) on the first to occur of (i) the Scheduled Repayment Date or (ii) such time 30 days after the Purchaser has received notice that the Company has (A) completed a Qualified Offering, if such Qualified Offering had not been completed prior to the date of the Optional Repayment and (B) authorized the issuance of a separate class of non-voting common stock into which the Warrant would be exercisable and which would be convertible (subject to regulatory restrictions) on a share-for-share basis into the Company's voting common stock.

          (ii) The terms "Conversion Price," "Optional Repayment," and "Scheduled Repayment Date" have the meanings set forth in the Note.

          3J.  Public Disclosures.  The Company shall not, nor shall it permit
               ------------------
any Subsidiary to, disclose the Purchaser's name or identity as an investor in the Company in any press release or other public announcement or in any document or material filed with any governmental entity, without the prior written consent of the Purchaser, unless such disclosure is required by applicable law or governmental regulations or by order of a court of competent jurisdiction, in which case prior to making such disclosure the Company shall give written notice to the Purchaser describing in reasonable detail the proposed content of such disclosure and shall permit the Purchaser to review and comment upon the form and substance of such disclosure.

          Section 4.   Transfer of Restricted Securities.
                       ---------------------------------

          4A.  General Provisions.  Restricted Securities are transferable only
               ------------------
pursuant to (i) public offerings registered under the Securities Act, (ii) Rule 144 or Rule 144A of the Securities and Exchange Commission (or any similar rule or rules then in force) if such rule is available and (iii) subject to the conditions specified in paragraph 4B below, any other legally available means of transfer.

          4B.  Opinion Delivery.  In connection with the transfer of any
               ----------------
Restricted Securities (other than a transfer described in paragraph 4A(i) or (ii) above), the holder thereof shall deliver written notice to the Company describing in reasonable detail the transfer or proposed transfer, together with an opinion of Kirkland & Ellis or other counsel which (to the Company's reasonable satisfaction) is knowledgeable in securities law matters to the effect that such transfer of Restricted Securities may be effected without registration of such Restricted Securities under the Securities Act. In addition, if the holder of the Restricted Securities delivers to the Company an opinion of Kirkland & Ellis or such other counsel (which opinion is reasonably acceptable to the Company and its counsel) that no subsequent transfer of such Restricted Securities shall require registration under the Securities Act, the Company shall promptly upon such contemplated transfer deliver new certificates for such Restricted Securities which do not bear the Securities Act legend set forth in paragraph 7C. If the Company is not required to deliver new certificates for such Restricted Securities not bearing such legend, the holder thereof shall not transfer the same until the prospective transferee has confirmed to the Company in writing its agreement to be bound by the conditions contained in this paragraph and paragraph 7C.

          4C.  Rule 144A.  Upon the request of the Purchaser, the Company shall
               ---------
promptly supply to such Purchaser or its prospective transferees all information (if any) regarding the Company required to be delivered in connection with a transfer pursuant to Rule 144A of the Securities and Exchange Commission.

          4D.  Legend Removal.  If any Restricted Securities become eligible for
               --------------
sale pursuant to Rule 144(k), the Company shall, upon the request of the holder of such Restricted Securities, remove the legend set forth in paragraph 7C from the certificates for such Restricted Securities.

          Section 5.   Representations and Warranties of the Company.  As a
                       ---------------------------------------------
material inducement to the Purchasers to enter into this Agreement and purchase the Note and the Warrant hereunder, the Company hereby represents and warrants that:

          5A.  Organization, Corporate Power and Licenses.  The Company is a
               ------------------------------------------
corporation duly organized, validly existing and in good standing under the laws of Minnesota and is qualified to do business in every jurisdiction in which the failure to so qualify has had or would reasonably be expected to have a material adverse effect on the financial condition, operating results, assets or business prospects of the Company and its Subsidiaries taken as a whole. The Company possesses all requisite corporate power and authority and all material licenses, permits and authorizations necessary to own and operate its properties, to carry on its businesses as now conducted and presently proposed to be conducted and to carry out the transactions contemplated by this Agreement. The copies of the Company's charter documents and bylaws which have been furnished to the Purchaser's special counsel reflect all amendments made thereto at any time prior to the date of this Agreement and are correct and complete.

          5B.  Capital Stock and Related Matters.
               ---------------------------------

          (i) As of the Closing and immediately thereafter, the authorized capital stock of the Company shall consist of 25,000,000 shares of Common Stock, of which 9,165,604 shares shall be issued and outstanding and 877,193 shares shall be reserved for issuance upon conversion of the Note or exercise of the Warrant. As of the Closing, neither the Company nor any Subsidiary shall have outstanding any stock or securities convertible or exchangeable for any shares of its capital stock or containing any profit participation features, nor shall it have outstanding any rights or options to subscribe for or to purchase its capital stock or any stock or securities convertible into or exchangeable for its capital stock or any stock appreciation rights or phantom stock plans, except for the Note and the Warrant and except as set forth on the attached "Capitalization Schedule." The Capitalization Schedule accurately sets forth the following information with respect to all outstanding options and rights to acquire the Company's capital stock: the holder, the number of shares covered, the exercise price and the expiration date. As of the Closing, neither the Company nor any Subsidiary shall be subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its capital stock or any warrants, options or other rights to acquire its capital stock, except as set forth on the Capitalization Schedule. As of the Closing, all of the outstanding shares of the Company's capital stock shall be validly issued, fully paid and nonassessable.

          (ii) There are no statutory or, to the best of the Company's knowledge, contractual stockholders preemptive rights or rights of refusal with respect to the issuance of the Note or the Warrant hereunder or the issuance of the Common Stock upon conversion of the Note or upon exercise of the Warrant. The Company has not violated any applicable federal or state securities laws in connection with the offer, sale or issuance of any of its capital stock, and the offer, sale and issuance of the Note or the Warrant hereunder do not require registration under the Securities Act or any applicable state securities laws. To the best of the Company's knowledge, there are no agreements between the Company's stockholders with respect to the voting or transfer of the Company's capital stock or with respect to any other aspect of the Company's affairs.

          5C.  Subsidiaries; Investments.  The attached "Subsidiary Schedule"
               -------------------------
correctly sets forth the name of each Subsidiary, the jurisdiction of its incorporation and the Persons owning the outstanding capital stock of such Subsidiary. Each Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, possesses all requisite corporate power and authority and all material licenses, permits and authorizations necessary to own its properties and to carry on its businesses as now being conducted and as presently proposed to be conducted and is qualified to do business in every jurisdiction in which the failure to so qualify has had or would reasonably be expected to have a material adverse effect on the financial condition, operating results, assets or business prospects of the Company and its Subsidiaries taken as a whole. All of the outstanding shares of capital stock of each Subsidiary are validly issued, full paid and non assessable, and all such shares are owned by the Company or another Subsidiary free and clear of any Lien and not subject to any option or right to purchase any such shares. Except as set forth on the Subsidiary Schedule, neither the Company nor any Subsidiary owns or holds the right to acquire any shares of stock or any other security or interest in any other Person.

          5D.  Authorization; No Breach.  The execution, delivery and
               ------------------------
performance of this Agreement, the Note, the Registration Agreement, the Warrant and all other agreements and instruments contemplated hereby to which the Company is a party, have been duly authorized by the Company. This Agreement, the Registration Agreement, the Note, the Warrant, the Articles of Incorporation and all other agreements and instruments contemplated hereby to which the Company is a party each constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms. Except as set forth on the attached "Restrictions Schedule," the execution and delivery by the Company of this Agreement, the Note, the Registration Agreement, the Warrant and all other agreements and instruments contemplated hereby to which the Company is a party, the offering, sale and issuance of the Note and the Warrant hereunder, the issuance of the Common Stock upon conversion of the Note, the issuance of Common Stock upon exercise of the Warrant, and the fulfillment of and compliance with the respective terms hereof and thereof by the Company, do not and shall not (i) conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under, (iii) result in the creation of any lien, security interest, charge or encumbrance upon the Company's or any Subsidiary's capital stock or assets pursuant to, (iv) give any third party the right to modify, terminate or accelerate any obligation under, (v) result in a violation of, or (vi) require any authorization, consent, approval, exemption or other action by or notice or declaration to, or filing with, any court or administrative or governmental body or agency pursuant to, the charter or bylaws of the Company or any Subsidiary, or any law, statute, rule or regulation to which the Company or any Subsidiary is subject (including, without limitation, any usury laws applicable to the Note), or any material agreement, instrument, order, judgment or decree to which the Company or any Subsidiary is subject. Except as set forth on the Restrictions Schedule, none of the Subsidiaries are subject to any restrictions upon making loans or advances or paying dividends to, transferring property to, or repaying any Indebtedness owed to, the Company or another Subsidiary.

          5E.  Financial Statements.  The following financial statements have
               --------------------
been delivered to the Purchaser by the Company or are attached hereto, as set forth on the attached "Financial Statements Schedule";

               (i) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 1994 and 1995, and the related statements of income and cash flows (or the equivalent) for the respective twelve-month periods then ended; and

               (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 29, 1996 (the "September Balance Sheet") and the related statements of income and cash flows (or the equivalent) for the period then ended; and

               (iii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of November 24, 1996 and the related statement of income (or the equivalent for the eleven-month period then ended.

Each of the foregoing financial statements (including in all cases the notes thereto, if any) is accurate and complete in all material respects, is consistent with the books and records of the Company (which, in turn, are accurate and complete in all material respects) and has been prepared in accordance with generally accepted accounting principles, consistently applied, subject in the case of the unaudited financial statements to the absence of footnote disclosure and changes resulting from normal year-end adjustments for recurring accruals (none of which would, alone or in the aggregate, be materially adverse to the financial condition, operating results, assets, operations or business prospects of the Company and its Subsidiaries taken as a whole).

          5F.  Absence of Undisclosed Liabilities.  Except as set forth on the
               ----------------------------------
attached "Liabilities Schedule," to the Company's knowledge, the Company and its Subsidiaries do not have any material obligation or liability (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due and regardless of when asserted) arising out of transactions entered into at or prior to the Closing, or any action or inaction at or prior to the Closing, or any state of facts existing at or prior to the Closing other than: (i) liabilities set forth on the September Balance Sheet (including any notes thereto), (ii) liabilities and obligations which have arisen after the date of the September Balance Sheet in the ordinary course of business (none of which is a liability resulting from breach of contract, breach of warranty, tort, infringement, claim or lawsuit) and (iii) other liabilities and obligations expressly disclosed in the other Schedules to this Agreement.

          5G.  No Material Adverse Change.  Since the date of the September
               --------------------------
Balance Sheet, there has been no material adverse change in the financial condition, operating results, assets, operations, business prospects, employee relations or customer or supplier relations of the Company and its Subsidiaries taken as a whole.

          5H.  Absence of Certain Developments.
               -------------------------------

          (i) Except as expressly contemplated by this Agreement or as set forth on the attached "Developments Schedule," since the date of the September Balance Sheet, neither the Company nor any Subsidiary have

               (a) issued any notes, bonds or other debt securities or any capital stock or other equity securities or any securities convertible, exchangeable or exercisable into any capital stock or other equity securities;

               (b) borrowed any amount or incurred or become subject to any liabilities, except (i) current liabilities incurred in the ordinary course of business and liabilities under contracts entered into in the ordinary course of business and (ii) amounts borrowed under the revolving credit line with Harris Trust and Savings Bank;

               (c) discharged or satisfied any Lien or paid any obligation or liability, other than current liabilities paid in the ordinary course of business;

               (d) declared or made any payment or distribution of cash or other property to its stockholders with respect to its capital stock or other equity securities or purchased or redeemed any shares of its capital stock or other equity securities (including, without limitation, any warrants, options or other rights to acquire its capital stock or other equity securities);

               (e) mortgaged or pledged any of its properties or assets or subjected them to any Lien, except Liens for current property taxes not yet due and payable;

               (f) sold, assigned or transferred any of its material tangible assets, except in the ordinary course of business, or canceled any debts or claims;

               (g) sold, assigned or transferred any patents or patent applications, trademarks, service marks, trade names, corporate names, copyrights or copyright registrations, trade secrets or other intangible assets, or disclosed any proprietary confidential information to any Person;

               (h) suffered any extraordinary losses or waived any rights of value, whether or not in the ordinary course of business or consistent with past practice;

               (i) made capital expenditures or commitments therefor that aggregate in excess of $2,000,000;

               (j) made any loans or advances to, guarantees for the benefit of, or any Investments in, any Persons in excess of $250,000 in the aggregate;

               (k) suffered any damage, destruction or casualty loss exceeding in the aggregate $500,000, whether or not covered by insurance;

               (l) made any Investment in or taken steps to incorporate any Subsidiary; or

               (m) entered into any other transaction other than in the ordinary course of business.

          (ii) Neither the Company nor any Subsidiary has at any time made any payments for political contributions or made any bribes, kickback payments or other illegal payments.

          5I.  Assets.  Except as set forth on the attached "Assets Schedule,"
               ------
the Company and each Subsidiary have good and marketable title to, or a valid leasehold interest in, the properties and assets used by them, located on their premises or shown on the September Balance Sheet or acquired thereafter, free and clear of all Liens, except for properties and assets disposed of in the ordinary course of business since the date of the September Balance Sheet and except for Liens disclosed on the September Balance Sheet (including any notes thereto) and Liens for current property taxes not yet due and payable. Except as described on the Assets Schedule, the Company's and each Subsidiary's buildings, equipment and other tangible assets are in good operating condition in all material respects and are fit for use in the ordinary course of business. Except as set forth on the attached "Assets Schedule," the Company and each Subsidiary own, or have a valid leasehold interest in, all assets necessary for the conduct of their respective businesses as presently conducted and as presently proposed to be conducted.

          5J.  Tax Matters.
               -----------

          (i) Except as set forth on the attached "Taxes Schedule": the Company and each Subsidiary have filed all material Tax Returns which they are required to file under applicable laws and regulations; all such Tax Returns are true, correct and complete in all material respects. The Company has paid or made provision for the payment of all Taxes that are due or claimed to be due from it by any authority. There are no Liens for Taxes upon any assets, tangible or intangible, of the Company (or any Subsidiary). The reserves for Taxes reflected on the September Balance Sheet are sufficient for payment of all unpaid Taxes (whether or not currently disputed) incurred with respect to the periods ended prior to such date. Except as set forth on the Taxes Schedule, there are no pending claims or disputes relating to, or claims for, Taxes of the Company (or any Subsidiary). The Company has not granted any extension of the period of limitation applicable to any claim for Taxes.

          (ii) "Tax" or "Taxes" means federal, state, county, local, foreign or other income, gross receipts, ad valorem, franchise, profits, sales or use, transfer, registration, excise, utility, environmental, communications, real or personal property, capital stock, license, payroll, wage or other withholding, employment, social security, severance, stamp, occupation, alternative or add-on minimum, estimated and other taxes of any kind whatsoever (including, without limitation, deficiencies, penalties, additions to tax, and interest attributable thereto) whether disputed or not. "Tax Return" means any return, information report or filing with respect to Taxes, including any schedules attached thereto and including any amendment thereof.

          5K.  Contracts and Commitments.
               -------------------------

          (i) Except as expressly contemplated by this Agreement or as set forth on the attached "Contracts Schedule" or the attached "Employee Benefits Schedule," neither the Company nor any Subsidiary is a party to or bound by any written or oral:

               (a) pension, profit sharing, stock option, employee stock purchase or other plan or arrangement providing for deferred or other compensation to employees or any other employee benefit plan or arrangement, or any collective bargaining agreement or any other contract with any labor union, or severance agreements, programs, policies or arrangements;

               (b) contract for the employment of any officer, individual employee or other Person on a full-time, part-time, consulting or other basis providing annual compensation in excess of $250,000 or contract relating to loans to officers, directors or Affiliates;

               (c) contract under which the Company or Subsidiary has advanced or loaned any other Person amounts in the aggregate exceeding $250,000;

               (d) agreement or indenture relating to borrowed money or other Indebtedness or the mortgaging, pledging or otherwise placing a Lien on any material asset or material group of assets of the Company and its Subsidiaries;

               (e)  guarantee of any obligation in excess of $100,000;

               (f) lease or agreement under which the Company or any Subsidiary is lessee of or holds or operates any property, real or personal, owned by any other party, except for any lease of personal property under which the aggregate annual rental payments do not exceed $100,000;

               (g) lease or agreement under which the Company or any Subsidiary is lessor of or permits any third party to hold or operate any material property, real or personal, owned or controlled by the Company or any Subsidiary;

               (h) contract or group of related contracts with the same party or group of affiliated parties the performance of which involves consideration in excess of $5,000,000;

               (i) assignment, license, indemnification or agreement with respect to any material intangible property (including, without limitation, any Intellectual Property);

               (j) warranty agreement with respect to its services rendered or its products sold or leased pursuant to which it has incurred during either of the last two calendar years, or expects to incur in any future calendar year, expenses in excess of $100,000;

               (k) agreement under which it has granted any Person any registration rights (including, without limitation, demand and piggyback registration rights);

               (l)  sales, distribution or franchise agreement;

               (m) agreement with a term of more than six months which is not terminable by the Company or any Subsidiary upon less than 30 days notice without a penalty in excess of $200,000, except as otherwise disclosed on the Contract Schedule;

               (n) contract or agreement prohibiting it from freely engaging in any business or competing anywhere in the world; or

               (o) any other agreement which is material to its operations and business prospects or involves a consideration in excess of $250,000 annually.

          (ii) All of the contracts, agreements and instruments set forth on the Contracts Schedule are valid, binding and enforceable in accordance with their respective terms. The Company and each Subsidiary have performed all material obligations required to be performed by them and are not in default under or in breach of nor in receipt of any claim of default or breach under any material contract, agreement or instrument to which the Company or any Subsidiary is subject; no event has occurred which with the passage of time or the giving of notice or both would result in a default, breach or event of noncompliance by the Company or any Subsidiary under any material contract, agreement or instrument to which the Company or any Subsidiary is subject; neither the Company nor any Subsidiary has any present expectation or intention of not fully performing all such obligations; neither the Company nor any Subsidiary has knowledge of any breach or anticipated breach by the other parties to any material contract, agreement, instrument or commitment to which it is a party; and neither the Company nor any Subsidiary is a party to any materially adverse contract or commitment.

          (ii) The Purchaser's special counsel has been supplied with a true and correct copy of each of the written instruments, plans, contracts and agreements and an accurate description of each of the oral arrangements, contracts and agreements which are referred to on the Contracts Schedule and requested by the Purchaser or the Purchaser's special counsel, together with all amend ments, waivers or other changes thereto.

          5L.  Intellectual Property Rights.
               ----------------------------

          (i) The attached "Intellectual Property Schedule" contains a complete and accurate list of all (a) patented or registered Intellectual Property Rights owned or used by the Company or any Subsidiary, (b) pending patent applications and applications for registrations of other Intellectual Property Rights owned or filed by the Company or any Subsidiary, (c) unregistered trade names and corporate names owned or used by the Company or any Subsidiary and (d) unregistered trademarks, service marks, material copyrights, mask works and computer software owned or used by the Company or any Subsidiary. The Intellectual Property Schedule also contains a complete and accurate list of all licenses and other rights granted by the Company or any Subsidiary to any third party with respect to any Intellectual Property Rights and all licenses and other rights granted by any third party to the Company or any Subsidiary with respect to any Intellectual Property Rights, in each case identifying the subject Intellectual Property Rights. Except as set forth on the Intellectual Property Schedule, the Company or one of its Subsidiaries owns all right, title and interest in and to, or has the right to use pursuant to a valid license, all Intellectual Property Rights necessary for the operation of the businesses of the Company and its Subsidiaries as presently conducted and as presently proposed to be conducted, free and clear of all Liens. Except as set forth on the Intellectual Property Schedule, the loss or expiration of any Intellectual Property Right or related group of Intellectual Property Rights owned or used by the Company or any Subsidiary would not reasonably be expected to have a material adverse effect on the conduct of the Company's and its Subsidiaries' respective businesses, and no such loss or expiration is threatened, pending or reasonably foreseeable. The Company and its Subsidiaries have taken all reasonably necessary and desirable actions to maintain and protect the Intellectual Property Rights which they own.

          (ii) Except as set forth on the Intellectual Property Schedule, (a) the Company and its Subsidiaries own all right, title and interest in and to, or have a valid and enforceable license to use, all of the Intellectual Property Rights listed on such schedule, free and clear of all Liens, (b) there have been no claims made or threatened against the Company or any Subsidiary contesting the validity, use, enforceability or ownership of any of the Intellectual Property Rights, and to the best of the Company's knowledge, there are no valid grounds for the same, (c) neither the Company nor any Subsidiary has received any notices of, and neither the Company nor any Subsidiary is aware of any facts which indicate a likelihood of, any infringement or misappropriation by, or conflict with, any third party with respect to such Intellectual Property Rights (including, without limitation, any demand or request that the Company or any Subsidiary license any rights from a third party), (d) neither the Company nor any Subsidiary has infringed, misappropriated or conflicted with any Intellectual Property Rights of other Persons, and neither the Company nor any Subsidiary is aware of any infringement, misappropriation or conflict which will result from the continued operation of their businesses as currently conducted or as currently proposed to be conducted and (e) to the best of the Company's knowledge, the Intellectual Property Rights owned by or licensed to the Company or any Subsidiary have not been infringed, misappropriated or conflicted with by other Persons. Except as set forth in the Intellectual Property Schedule, the transactions contemplated by this Agreement shall have no material adverse effect on the Company's or any Subsidiary's right, title and interest in and to the Intellectual Property Rights.

          5M.  Litigation, etc.  Except as set forth on the attached "Litigation
               ---------------
Schedule," there are no actions, suits, proceedings, orders, investigations or claims pending or, to the best of the Company's knowledge, threatened against or affecting the Company or any Subsidiary (or to the best of the Company's knowledge, pending or threatened against or affecting any of the officers, directors or employees of the Company and its Subsidiaries with respect to their businesses or proposed business activities) at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality (including, without limitation, any actions, suit, proceedings or investigations with respect to the transactions contemplated by this Agreement); neither the Company nor any Subsidiary is subject to any arbitration proceedings under collective bargaining agreements or otherwise or, to the best of the Company's knowledge, any governmental investigations or inquiries, (including, without limitation, inquiries as to the qualification to hold or receive any license or permit); and, to the best of the Company's knowledge, there is no valid basis for any of the foregoing. Neither the Company nor any Subsidiary is subject to any judgment, order or decree of any court or other governmental agency.

          5N.  Brokerage.  Except as set forth on the attached "Brokerage
               ---------
Schedule" or as provided in Section 2L above, there are no claims for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement binding upon the Company or any Subsidiary. The Company shall pay, and hold the Purchaser harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys' fees and out-of-pocket expenses) arising in connection with any such claim.

          5O.  Governmental Consent, etc.  No permit, consent, approval or
               -------------------------
authorization of, or declaration to or filing with, any governmental authority is required in connection with the execution, delivery and performance by the Company of this Agreement or the other agreements contemplated hereby, or the consummation by the Company of any other transactions contemplated hereby or thereby, except as expressly contemplated herein or in the exhibits hereto.

          5P.  Insurance.  The insurance coverage of the Company and its
               ---------
Subsidiaries is customary for corporations of similar size engaged in similar lines of business. Neither the Company nor any Subsidiary is in material default with respect to its obligations under any insurance policy maintained by it, each such policy is in full force and effect and neither the Company nor any Subsidiary has been denied insurance coverage. The Company and its Subsidiaries do not have any material self-insurance or co-insurance programs, and the reserves set forth on the September Balance Sheet are adequate to cover all anticipated liabilities with respect to any such self-insurance or co-insurance programs.

          5Q.  Employees.  Except as set forth on the attached "Employees
               ---------
Schedule," the Company is not aware that any executive or key employee of the Company or any Subsidiary or any group of employees of the Company or any Subsidiary has any plans to terminate employment with the Company or any Subsidiary. The Company and each Subsidiary have complied in all material respects with all laws relating to the employment of labor (including, without limitation, provisions thereof relating to wages, hours, equal opportunity, collective bargaining and the payment of social security and other taxes), and the Company is not aware that it or any Subsidiary has any material labor relations problems (including, without limitation, any union organization activities, threatened or actual strikes or work stoppages or material grievances). Neither the Company, its Subsidiaries nor, to the best of the Company's knowledge after due inquiry, any of their key employees is subject to any noncompete, nondisclosure, confidentiality, employment, consulting or similar agreements relating to, affecting or in conflict in any material respect with the present or proposed business activities of the Company and its Subsidiaries, except for agreements between the Company and its present and former employees.

           5R. ERISA.
               -----

          (i)  Multiemployer Plans.  The Company does not have any obligation
               -------------------
to contribute to (or any other liability, including current or potential withdrawal liability, with respect

to) any "multiemployer plan" (as defined in Section 3(37) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")).

          (ii)   Retiree Welfare Plans.  The Company does not maintain or have
                 ---------------------
any obligation to contribute to (or any other liability with respect to) any plan or arrangement whether or not terminated, which provides medical, health, life insurance or other welfare-type benefits for current or future retired or terminated employees (except for limited continued medical benefit coverage required to be provided under Section 4980B of the IRC or as required under applicable state law).

          (iii)  Defined Benefit Plans.  The Company does not maintain,
                 ---------------------
contribute to or have any liability under (or with respect to) any employee plan which is a tax-qualified "defined benefit plan" (as defined in Section 3(35) of ERISA), whether or not terminated.

          (iv)   Defined Contribution Plans.  The Company does not maintain,
                 --------------------------
contribute to or have any liability under (or with respect to) any employee plan which is a tax-qualified "defined contribution plan" (as defined in Section 3(34) of ERISA), whether or not terminated, other than the 401K Plan (the "Profit Sharing Plan").

          (v)    Other Plans.  Except as set forth in the "Employee Benefits
                 -----------
Schedule", the Company does not maintain, contribute to or have any liability under (or with respect to) any plan or arrangement providing benefits to current or former employees, including any bonus plan, plan for deferred compensation, employee health or other welfare benefit plan or other arrangement, whether or not terminated. Such plans and other arrangements are referred to as the "Other Plans."

          (vi)   The Company.  For purposes of this paragraph 5R, the term
                 -----------
"Company" includes all organizations under common control with the Company pursuant to Section 414(b) or (c) of the IRC.

          (vii)  Payments and Accruals.  With respect to the Profit Sharing Plan
                 ---------------------
and the Other Plans (the "Plans"), all required or recommended (in accordance with historical practices) payments, premiums, contributions, reimbursements or accruals for all periods (or partial periods) ending prior to or as of September 29, 1996, have been made or properly accrued on the September Balance Sheet. None of the Plans has any material unfunded liabilities which are not reflected on the Latest Balance Sheet.

          (viii) Compliance.  The Plans and all related trusts, insurance
                 ----------
contracts and funds have been maintained, funded and administered in compliance in all material respects with the applicable provisions of ERISA, the IRC and other applicable laws. Neither the Company nor any trustee or administrator of any Plan has engaged in any transaction with respect to the Plans which could subject the Company or any trustee or administrator or the Plans, or any party dealing with any such Plan, nor do the transactions contemplated by this Agreement constitute transactions which could subject any such party, to either a civil penalty assessed pursuant to Section 502(i) of ERISA or the tax or penalty on prohibited transactions imposed by Section 4975 of the IRC. No actions, suits or claims with respect to the assets of the Plans (other than routine claims for benefits) are pending or threatened which could result in or subject the Company to any liability, and there are no circumstances which could give rise to or be expected to give rise to any such actions, suits or claims.

          (ix)   Tax Qualification.  A favorable determination letter from the
                 -----------------
IRS has been received by the Company with respect to the Profit Sharing Plan as amended to comply with the IRS as in effect up to the Tax Reform Act of 1986 stating that it is a qualified plan under Section 401(a) of the IRC and there are no circumstances which would cause the Profit Sharing Plan to lose such qualified status.

          5S.  Compliance with Laws.  Except as set forth on the attached
               --------------------
"Compliance Schedule," neither the Company nor any Subsidiary has violated any law or any governmental regulation or requirement which violation has had or would reasonably be expected to have a material adverse effect upon the financial condition, operating results, assets, operations or business prospects of the Company and its Subsidiaries taken as a whole, and neither the Company nor any Subsidiary has received notice of any such violation.

          5T.  Environmental and Safety Matters.
               --------------------------------

          For purposes of this Agreement, the term "Environmental and Safety Requirements" shall mean all federal, state, local and foreign statutes, regulations, ordinances and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law, in each case concerning public health and safety, worker health and safety and pollution or protection of the environment (including, without limitation, all those relating to the presence, use, production, generation, handling, transport, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, Release, threatened Release, control or cleanup of any hazardous or otherwise regulated materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation); "Release" shall have the meaning set forth in CERCLA (as defined below); and "Environmental Lien" shall mean any Lien, whether recorded or unrecorded, in favor of any governmental entity, relating to any liability of the Company or any Subsidiary arising under any Environmental and Safety Requirements.

          (i) The Company and its Subsidiaries have complied with and are currently in compliance with all Environmental and Safety Requirements, and neither the Company nor its Subsidiaries have received any oral or written notice, report or information regarding any liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) or any corrective, investigatory or remedial obligations arising under Environmental and Safety Requirements which relate to the Company or its Subsidiaries or any of their properties or facilities, except for any such noncompliance, liability or obligation which has not had or would not reasonably be expected to have a material adverse effect on the financial condition, operating results, assets, operations or business prospects of the Company and its Subsidiaries taken as a whole.

          (ii) Without limiting the generality of the foregoing, the Company and its Subsidiaries have obtained and complied with, and are currently in compliance with, all permits, licenses and other authorizations that may be required pursuant to any Environmental and Safety Requirements for the occupancy of their properties or facilities or the operation of their businesses, except for any such failure to obtain or comply which has not had or would not reasonably be expected to have a material adverse effect on the financial condition, operating results, assets, operations or business prospects of the Company and its Subsidiaries taken as a whole. A list of all such permits, licenses and other authorizations which are material to the Company and its Subsidiaries is set forth on the attached Environmental Schedule.

          (iii) Neither this Agreement nor the consummation of the transactions contemplated by this Agreement shall impose any obligations on the Company and its Subsidiaries or otherwise for site investigation or cleanup, or notification to or consent of any government agencies or third parties under any Environmental and Safety Requirements (including, without limitation, any so called "transaction-triggered" or "responsible property transfer" laws and regulations).

          (iv) None of the following exists at any property or facility owned, occupied or operated by the Company or any of its Subsidiaries:

                 (a) underground storage tanks or surface impoundments;

                 (b) asbestos-containing materials in any form or condition; or

                 (c) materials or equipment containing polychlorinated biphenyls.

          (v) Neither the Company nor any of its Subsidiaries has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or Released any substance (including, without limitation, any hazardous substance) or owned, occupied or operated any facility or property, so as to give rise to liabilities of the Company or its Subsidiaries for response costs, natural resource damages or attorneys fees pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), as amended, or any other Environmental and Safety Requirements.

          (vi) Without limiting the generality of the foregoing, to the best of the Company's knowledge there are no facts, events or conditions relating to the past or present properties, facilities or operations of the Company or its Subsidiaries which prevent, hinder or limit continued compliance with Environmental and Safety Requirements, give rise to any corrective, investigatory or remedial obligations pursuant to Environmental and Safety Requirements or give rise to any other liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) pursuant to Environmental and Safety Requirements (including, without limitation, those liabilities relating to onsite or offsite Releases or threatened Releases of hazardous materials, substances or wastes, personal injury, property damage or natural resources damage, except for any such noncompliance, obligation or liability which has not had or would not reasonably be expected to have a material adverse effect on the financial condition, operating results, assets, operations or business prospects of the Company and its Subsidiaries taken as a whole.

          (vii) Neither the Company nor any of its Subsidiaries has, either expressly or by operation of law, assumed or undertaken any material liability or corrective, investigatory or remedial obligation of any other Person relating to any Environmental and Safety Requirements.

          (viii) No Environmental Lien has attached to any property owned, leased or operated by the Company or any of its Subsidiaries.


          5U.  Affiliated Transactions.  Except as set forth on the attached
               -----------------------
"Affiliated Transactions Schedule," to the best of the Company's knowledge, no officer, director, executive employee or Affiliate of the Company or any Subsidiary or any individual related by blood, marriage or adoption to any such individual or any entity which is controlled by any such Person or individual, is a party to any agreement, contract, commitment or transaction with the Company or any Subsidiary or has any material interest in any material property used by the Company or any Subsidiary.

          5V.  Investment Company.  Neither the Company nor any of its
               ------------------
Subsidiaries is an "investment company" as defined under the Investment Company Act of 1940.

          5W.  Solvency, etc.  The Company is solvent as of the date of this
               --------------
Agreement and shall not become insolvent as a result of the consummation of the transactions contemplated by this Agreement. The Company is, and after giving effect to the transactions contemplated by this Agreement shall be, able to pay its debts as they become due, and the Company's property now has, and after giving effect to the transactions contemplated hereby shall have, a fair salable value (determined on a going concern basis) greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities). The Company has adequate capital to carry on its business, and after giving effect to the transactions contemplated by this Agreement, the Company shall have adequate capital to conduct its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this

Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company.

          5X.  Margin Securities.  Neither the Company nor any of its
               -----------------
Subsidiaries is engaged in the business of extending credit for the purpose of buying or carrying "margin securities" within the meaning of Regulations G, T, U or X promulgated by the Board of Governors of the Federal Reserve Board, and no part of the proceeds realized from the sale of the Note shall be used to buy or carry any such margin securities or used in violation of Regulations G, T, U or X.

          5Y.  Disclosure.  To the Company's knowledge, neither this Agreement
               ----------
nor any of the exhibits, schedules, attachments, written statements, documents, certificates or other items prepared or supplied to the Purchaser by or on behalf of the Company with respect to the transactions contemplated hereby contain any untrue statement of a material fact or omit a material fact necessary to make each statement contained herein or therein not misleading; provided that with respect to the financial projections furnished to the Purchaser by the Company, the Company represents and warrants only that such projections were based upon assumptions reasonably believed by the Company to be reasonable and fair as of the date the projections were prepared in the context of the Company's history and current and reasonably foreseeable business conditions. There is no fact which the Company has not disclosed to the Purchaser in writing and of which any of its officers, directors or executive employees is aware (other than general economic conditions) and which has had or would reasonably be expected to have a material adverse effect upon the existing or expected financial condition, operating results, assets, customer or supplier relations, employee relations or business prospects of the Company and its Subsidiaries taken as a whole.

          5Z.  Reports with the Securities and Exchange Commission.  The Company
               ---------------------------------------------------
has furnished the Purchaser with complete and accurate copies of its annual report on Form 10-K for its two most recent fiscal years, all other reports or documents required to be filed by the Company pursuant to Section 13(a) or 15(d) of the Securities Exchange Act since the filing of the most recent annual report on Form 10-K and its most recent annual report to its stockholders. Such reports and filings do not contain any material false statements or any misstatement of any material fact and do not omit to state any fact necessary to make the statements set forth therein not misleading. The Company has made all filings with the Securities and Exchange Commission which it is required to make, and the Company has not received any request from the Securities and Exchange Commission to file any amendment or supplement to any of the reports described in this paragraph.

          Section 6.   Representations and Warranties of the Purchaser.  As a
                       -----------------------------------------------
material inducement tot he Company to enter into this Agreement and sell the Note and Warrant hereunder, the Purchaser hereby represents to the Company as follows:

          6A.  Organization and Qualification.  The Purchaser is a corporation
               ------------------------------
or other entity duly organized, validly existing and (where applicable) in good standing under the Laws of the jurisdiction of its formation and has the power to own its property and to carry on its business as now being conducted. The Purchaser is duly qualified to do business and (where applicable) in good standing in every jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to so qualify would not prevent consummation of the transactions contemplated hereby or have a material adverse effect on the Purchaser's ability to perform its obligations hereunder.

          6B.  Due Authorization.  The execution, delivery and performance of
               -----------------
this Agreement and all other agreements and instruments contemplated hereby to which the Purchaser is a party, have been duly authorized by the Purchaser.
This Agreement and all other agreements and instruments contemplated hereby to which the Purchaser is a party each constitutes a valid and binding obligation of the Purchaser, enforceable in accordance with its terms. The execution and delivery of this Agreement and all other agreements and instruments contemplated hereby to which the Purchaser is a party and the fulfillment of and compliance with the respective terms hereof and thereof by the Purchaser, do not and shall not (i) conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under, or (iii) require any authorization, consent, approval exemption or other action by or notice or declaration to, or filing with, any court or administrative or governmental body or agency pursuant to, the organization documents of the Purchaser, or any law, statute, rule or agency pursuant to, the organizational documents of the Purchaser, or any law, statute, rule or regulation to which the Purchaser is subject, or any material agreement, instrument, order, judgment or decree to which the Purchaser is subject, except for filings after the Closing which may be required under Section 13(d) of the Securities Exchange Act.

          6C.  Purchaser's Investment Representations.  The Purchaser hereby
               --------------------------------------
represents that it is acquiring the Restricted Securities purchased hereunder or acquired pursuant hereto for its own account with the present intention of holding such securities for purposes of investment, and that it has no intention of selling such securities in a public distribution in violation of the federal securities laws or any applicable state securities laws; provided that nothing contained herein shall prevent any Purchaser and subsequent holders of Restricted Securities from transferring such securities in compliance with the provisions of Section 4 hereof. Each certificate or instrument representing Restricted Securities shall be imprinted with a legend in substantially the following form:

     "The securities represented by this certificate were originally issued on December 23, 1996, and have not been registered under the Securities Act of 1933, as amended. The transfer of the securities represented by this certificate is subject to the conditions specified in the Purchase Agreement, dated as of December 23, 1996 and as amended and modified from time to time, between the issuer (the "Company") and certain investors, and the Company reserves the right to refuse the transfer of such securities until such conditions have been fulfilled with respect to such transfer. A copy of such conditions shall be furnished by the Company to the holder hereof upon written request and without charge."

          6D.  Brokerage.  Except as set forth in Section 2L above, there are no
               ---------
claims for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement and based on any arrangement or agreement binding upon the Purchaser. The Purchaser shall pay, and hold the Company harmless against, any liability, loss or expense (including without limitation reasonable attorneys' fees and out-of-pocket expenses) arising in connection with any such claim.

          6E.  Accredited Investor.  The Purchaser is an "accredited investor"
               -------------------
within the meaning of Rule 501 promulgated under the Securities Act.

          Section 7.  Definitions.
                      -----------

          7A.  Definitions.  For the purposes of this Agreement, the following
               -----------
terms have the meanings set forth below:

          "Affiliate" of any particular Person means any other Person
           ---------
controlling, controlled by or under common control with such particular Person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

          "Consolidated Tangible Net Worth" means, as of any date of
           -------------------------------
determination, the Company's shareholders' equity less goodwill and other intangible assets, calculated on a consolidated basis in accordance with generally accepted accounting principles, consistently applied.

          "Event of Default" has the meaning set forth in the Note.
           ----------------

          "Indebtedness" means at a particular time, without duplication, (i)
           ------------
any indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (ii) any indebtedness evidenced by any note, bond, debenture or other debt security, (iii) any indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current liabilities incurred in the ordinary course of business which are not more than six months past due), (iv) any commitment by which a Person assures a creditor against loss (including, without limitation, contingent reimbursement obligations with respect to letters of credit), (v) any indebtedness guaranteed in any manner by a Person (including, without limitation, guarantees in the form of an agreement to repurchase or reimburse),
(vi) any obligations under capitalized leases with respect to which a Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, or with respect to which obligations a Person assures a creditor against loss, (vii) any indebtedness secured by a Lien on a Person's assets and (viii) any unsatisfied obligation for "withdrawal liability" to a "multiemployer plan" as such terms are defined under ERISA.

          "Intellectual Property Rights" means all of the following owned by,
           ----------------------------
issued to or licensed to the Company: (i) patents, patent applications, patent disclosures and inventions, (ii) trademarks, service marks, trade dress, trade names, logos and corporate names and registrations and applications for registration thereof together with all of the goodwill associated therewith,
(iii) copyrights (registered or unregistered) and copyrightable works and registrations and applications for registration thereof, (iv) mask works and registrations and applications for registration thereof, (v) computer software, data, data bases and documentation thereof, (vi) trade secrets and other confidential information (including, without limitation, ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial and marketing plans and customer and supplier lists and information), (vii) other intellectual property rights and (viii) copies and tangible embodiments thereof (in whatever form or medium).

          "Investment" as applied to any Person means (i) any direct or indirect
           ----------
purchase or other acquisition by such Person of any notes, obligations, instruments, stock, securities or ownership interest (including partnership interests and joint venture interests) of any other Person and (ii) any capital contribution by such Person to any other Person.

          "IRC" means the Internal Revenue Code of 1986, as amended, and any
           ---
reference to any particular IRC section shall be interpreted to include any revision of or successor to that section regardless of how numbered or classified.

          "IRS" means the United States Internal Revenue Service.
           ---

          "Liens" means any mortgage, pledge, security interest, encumbrance,
           -----
lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof), any sale of receivables with recourse against the Company, any Subsidiary or any Affiliate, any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute other than to reflect ownership by a third party of property leased to the Company or any Subsidiaries under a lease which is not in the nature of a conditional sale or title retention agreement, or any subordination arrangement in favor of another Person (other than any subordination arising in the ordinary course of business).

          "Officer's Certificate" means a certificate signed by the Company's
           ---------------------
president or its chief financial officer, stating that (i) the officer signing such certificate has made or has caused to be made such investigations as are reasonably necessary in order to permit him to verify the accuracy of the information set forth in such certificate and (ii) to the best of such officer's knowledge, such certificate does not misstate any material fact and does not omit to state any fact necessary to make the certificate not misleading.

          "Permitted Senior Indebtedness" has the meaning set forth in paragraph
           -----------------------------
3C.

          "Permitted Liens" means:
           ---------------

               (i) tax liens with respect to taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with generally accepted accounting principles, consistently applied;

               (ii) deposits or pledges made in connection with, or to secure payment of, utilities or similar services, workers' compensation, unemployment insurance, old age pensions or other social security obligations;

               (iii) purchase money security interests in any property acquired by the Company or any Subsidiary which secure Indebtedness which does not, in total, exceed the lesser of $6,000,000 or the aggregate original purchase price of the property;

               (iv) interests or title of a lessor under any lease permitted by this Agreement;

               (v) mechanics', materialmen's or contractors' liens or encumbrances or any similar lien or restriction created by statute;

               (vi) liens in favor of Harris Trust and Savings Bank, as agent, in the property of the Company and its Subsidiaries (the "Harris Liens") that are granted at the same time as liens granted to the Purchaser in the same property which are junior in priority to the Harris Liens;

               (vii) easements, rights-of-way, restrictions and other similar charges and encumbrances not interfering with the ordinary conduct of the business of the Company and its Subsidiaries or detracting from the value of the assets of the Company and its Subsidiaries; and

               (viii) liens outstanding on the date hereof which secure Indebtedness and which are described in the schedules to this Agreement.

          "Person" means an individual, a partnership, a corporation, a limited
           ------
liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

          "Potential Event of Default" means any event or occurrence which with
           --------------------------
the passage of time or the giving of notice or both would constitute an Event of Default.

          "Qualified Offering" means an offering by the Company of Common Stock
           ------------------
registered with the Securities and Exchange Commission under the Securities Act subsequent to the date of this Agreement with an aggregate offering value of greater than $20 million and an offering price per share of at least (a) 127.5% of the Conversion Price after December 23, 1996, but prior to December 24, 1997;
(b) 165% of the Conversion Price after December 23, 1997, but prior to December 24, 1998; or (c) 215% of the Conversion Price after December 23, 1998.

          "Restricted Securities" means (i) the Note issued hereunder, (ii) the
           ---------------------
Warrant issued hereunder, (iii) the Common Stock issued upon conversion of Note or upon exercise of the Warrant and (iv) any securities issued with respect to the securities referred to in clauses (i), (ii) or (iii) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. As to any particular Restricted Securities, such securities shall cease to be Restricted Securities when they have (a) been effectively registered under the Securities Act and disposed of in accordance with the registration statement covering them,
(b) been distributed to the public through a broker, dealer or market maker pursuant to Rule 144 (or any similar provision then in force) under the Securities Act or become eligible for sale pursuant to Rule 144(k) (or any similar provision then in force) under the Securities Act or (c) been otherwise transferred and new certificates for them not bearing the Securities Act legend set forth in paragraph 7D have been delivered by the Company in accordance with paragraph 4B. Whenever any particular securities cease to be Restricted Securities, the holder thereof shall be entitled to receive from the Company, without expense, new securities of like tenor not bearing a Securities Act legend of the character set forth in paragraph 7D.

          "Securities Act" means the Securities Act of 1933, as amended, or any
           --------------
similar federal law then in force.

          "Securities and Exchange Commission" includes any governmental body or
           ----------------------------------
agency succeeding to the functions thereof.

          "Securities Exchange Act" means the Securities Exchange Act of 1934,
           -----------------------
as amended, or any similar federal law then in force.

          "Subsidiary" means, with respect to any Person, any corporation,
           ----------
limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control any managing director or general partner of such limited liability company, partnership, association or other business entity.

          "Treasury Regulations" means the United States Treasury Regulations
           --------------------
promulgated under the IRC, and any reference to any particular Treasury Regulation section shall be interpreted to include any final or temporary revision of or successor to that section regardless of how numbered or classified.

          "Underlying Common Stock" means (i) the Common Stock issued or
           -----------------------
issuable upon conversion of the Note or upon exercise of the Warrant and (ii) any Common Stock issued or issuable with respect to the securities referred to in clause (i) above by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. For purposes of this Agreement, any Person who holds the Note or Warrant shall be deemed to be the holder of the Underlying Common Stock obtainable upon conversion of the Note or exercise of the Warrant in connection with the transfer thereof or otherwise regardless of any restriction or limitation on the conversion of the Note or exercise of the Warrant, such Underlying Common Stock shall be deemed to be in existence, and such Person shall be entitled to exercise the rights of a holder of Underlying Common Stock hereunder. As to any particular shares of Underlying Common Stock, such shares shall cease to be Underlying Common Stock when they have been (a) effectively registered under the Securities Act and disposed of in accordance with the registration statement covering them, (b) distributed to the public through a broker, dealer or market maker pursuant to Rule 144 under the Securities Act (or any similar provision then in force) or (c) repurchased by the Company or any Subsidiary.

          "Wholly-Owned Subsidiary" means, with respect to any Person, a
           -----------------------
Subsidiary of which all of the outstanding capital stock or other ownership interests are owned by such Person or another Wholly-Owned Subsidiary of such Person.

          Section 8.   Miscellaneous.
                       -------------

          8A.  Expenses.  The Company shall pay, and hold the Purchaser and all
               --------
holders of the Note, the Warrant and Underlying Common Stock harmless against liability for the payment of, (i) the fees and expenses of their special counsel arising in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement which shall be payable at the Closing, (ii) the fees and expenses incurred with respect to any amendments or waivers (whether or not the same become effective) under or in respect of this Agreement, the Note, the Warrant, the Registration Agreement, the Articles of Incorporation and all other agreements and instruments contemplated hereby, (iii) stamp and other taxes which may be payable in respect of the execution and delivery of this Agreement or the issuance, delivery or acquisition of any Notes or any shares of Common Stock issuable upon conversion of Note or exercise of the Warrant, (iv) the fees and expenses incurred with respect to the enforcement of the rights granted under this Agreement, the Note, the Warrant, the Registration Agreement, the Articles of Incorporation and all other agreements and instruments contemplated hereby and (v) the reasonable fees and expenses incurred by each such Person in any filing with any governmental agency with respect to its investment in the Company or in any other filing with any governmental agency with respect to the Company which mentions such Person; provided, however, that the Company shall not be required to pay the fees and expenses incurred by any such Person in obtaining the authorization, consent or approval of any governmental agency with respect to its investment in the Company.

          8B.  Transaction Fee.  The Company shall pay to Nesbitt Burns
               ---------------
Securities, Inc. a transaction fee in the amount of $480,000 less the amount payable under 7A(i) above, which shall be payable by a cashiers or certified check or by wire transfer of immediate funds at the Closing.

          8C.  Remedies.  Each holder of the Note and the Underlying Common
               --------
Stock shall have all rights and remedies set forth in this Agreement, the Note and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

          8D.  Consent to Amendments.  Except as otherwise expressly provided
               ---------------------
herein, the provisions of this Agreement may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the holder of the Note; provided that if the Note is no longer outstanding, the provisions of this Agreement may be amended and the Company may take any action herein prohibited, only if the Company has obtained the written consent of the holders of a majority of the Underlying Common Stock. No other course of dealing between the Company and the holder of any Note, Warrant or Underlying Common Stock or any delay in exercising any rights hereunder or under the Note or the Articles of Incorporation shall operate as a waiver of any rights of any such holders. For purposes of this Agreement, Notes or Underlying Common Stock held by the Company or any Subsidiaries shall not be deemed to be outstanding.

          8E.  Survival of Representations and Warranties.  All representations
               ------------------------------------------
and warranties contained herein or made in writing by any party in connection herewith shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, regardless of any investigation made by the Purchaser or on its behalf.

          8F.  Successors and Assigns.  Except as otherwise expressly provided
               ----------------------
herein, all covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not. In addition, and whether or not any express assignment has been made, the provisions of this Agreement which are for the Purchaser's benefit as a purchaser or holder of Notes, the Warrants or Underlying Common Stock are also for the benefit of, and enforceable by, any subsequent holder of such Notes, such Warrants or such Underlying Common Stock.

          8G.  Generally Accepted Accounting Principles.  Where any accounting
               ----------------------------------------
determination or calculation is required to be made under this Agreement or the exhibits hereto, such determination or calculation (unless otherwise provided) shall be made in accordance with generally accepted accounting principles, consistently applied, except that if because of a change in generally accepted accounting principles the Company would have to alter a previously utilized accounting method or policy in order to remain in compliance with generally accepted accounting principles, such determination or calculation shall continue to be made in accordance with the Company's previous accounting methods and policies.

          8H.  Severability.  Whenever possible, each provision of this
               ------------
Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

          8I.  Counterparts.  This Agreement may be executed simultaneously in
               ------------
two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Agreement.

          8J.  Descriptive Headings; Interpretation.  The descriptive headings
               ------------------------------------
of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. The use of the word "including" in this Agreement shall be by way of example rather than by limitation.

          8K.  GOVERNING LAW.  THE CORPORATE LAW OF THE STATE OF MINNESOTA SHALL
               -------------
GOVERN ALL ISSUES AND QUESTIONS CONCERNING THE RELATIVE RIGHTS AND OBLIGATIONS OF THE COMPANY AND ITS STOCKHOLDERS. ALL ISSUES AND QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS AGREEMENT AND THE EXHIBITS AND SCHEDULES HERETO SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF MINNESOTA, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICT OF LAW RULES OR PROVISIONS (WHETHER OF THE STATE OF

MINNESOTA OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF MINNESOTA.

          8L.  Notices.  All notices, demands or other communications to be
               -------
given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered personally to the recipient, sent to the recipient by reputable overnight courier service (charges prepaid) or mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid. Such notices, demands and other communications shall be sent to the Purchaser and to the Company at the addresses indicated below:

          If to the Company:

          Zytec Corporation
          7575 Market Place Drive
          Eden Prairie, MN 55344
          Attention: Ronald D. Schmidt

          with a copy to:

          Winthrop & Weinstine, P.A.
          3200 Minnesota World Trade Center
          30 East Seventh Street
          St. Paul, MN 55101
          Attention: Sherman Winthrop

          If to the Purchaser:

          BMO Nesbitt Burns Equity Partners, Inc.
          111 West Monroe Street
          20th Floor
          Chicago, IL 60603
          Attention: Managing Director

          with copy to:

          Kirkland & Ellis
          200 E. Randolph Drive
          Chicago, IL 60601
          Attention: Edward T. Swan
or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

          8M.  Consideration for Warrant.  The Purchaser and the Company
               -------------------------
acknowledge and agree that the fair market value of the Note issued hereunder is $11,999,000 and the fair market value of the Warrant issued hereunder is $1,000 and that, for all purposes (including tax and accounting), the consideration for the issuance of the Warrant referred to in paragraph 3I shall be allocated as set forth in paragraph 1B hereof. The Purchaser and the Company shall file their respective federal, state and local tax returns in a manner which is consistent with such valuation and allocation and shall not take any contrary position with any taxing authority.

          8N.  No Strict Construction.  The parties hereto have participated
               ----------------------
jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

          8O.  Indemnification.
               ---------------

          (i)    General.  In consideration of the Purchaser's execution and
                 -------
delivery of this Agreement and acquiring the Note and the Warrant hereunder and in addition to all of the Company's other obligations under this Agreement, the Company shall defend, protect, indemnify and hold harmless the Purchaser and each other holder of the Note or the Warrant and all of their officers, directors, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by the Indemnitees or any of them as a result of, or arising out of, or relating to (a) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Note and the Warrant or (b) the execution, delivery, performance or enforcement of this Agreement and any other instrument, document or agreement executed pursuant hereto by any of the Indemnitees. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.

          (ii)   Environmental Liabilities.  Without limiting the generality of
                 -------------------------
the indemnity set out in paragraph 7P(i) above, the Company shall defend, protect, indemnify and hold harmless the Purchaser and all other Indemnitees from and against any and all actions, causes of action, suits, losses, liabilities, damages, injuries, penalties, fees, costs, expenses and claims of any and every kind whatsoever paid, incurred or suffered by, or asserted against, the Purchaser or any other Indemnitee for, with respect to, or as a direct or indirect result of, the past, present or future environmental condition of any property owned, operated or used by the Company, any Subsidiary, their predecessors or successors or of any offsite treatment, storage or disposal location associated therewith, including, without limitation, the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission, release, or threatened release into, onto or from, any such property or location of any toxic, chemical or hazardous substance, material or waste (including, without limitation, any losses, liabilities, damages, injuries, penalties, fees, costs, expenses or claims asserted or arising under the Comprehensive Environmental Response, Compensation and Liability Act, any so-called "Superfund" or "Superlien" law, or any other federal, state, local or foreign statute, law, ordinance, code, rule, regulation, order or decree regulating, relating to or imposing liability or standards on conduct concerning, any toxic, chemical or hazardous substance, material or waste), regardless of whether caused by, or within the control of, the Company or any Subsidiary.

          (iii)  Purchaser's Indemnification.  The Purchaser shall indemnify and
                 ---------------------------
hold the Company harmless against and from any and all claims, suits, actions, damages, costs, judgements or other expenses sustained or incurred by the Company as a result of a breach by the Purchaser of representations and warranties made by the Purchaser in connection with the transactions contemplated by this Agreement.

          8P.  Payment Set Aside.  To the extent that the Company makes a
               -----------------
payment or payments to the Purchaser hereunder or under the Note or the Purchaser enforces its rights or exercises its right of setoff hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or setoff or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

                              *     *     *     *

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

                           ZYTEC CORPORATION


                           By _____________________________________________

                           Its ____________________________________________


                           BMO NESBITT BURNS CAPITAL (U.S.), INC.


                           By _____________________________________________

                           Its ____________________________________________

                               LIST OF EXHIBITS
                               ----------------


Exhibit A   -  Form of Note

Exhibit B   -  Form of Warrant

Exhibit C   -  Form of Registration Agreement

Exhibit D   -  Form of Opinion of Counsel

                         LIST OF DISCLOSURE SCHEDULES
                         ----------------------------



                       Capitalization Schedule
                       Subsidiary Schedule
                       Restrictions Schedule
                       Financial Statements Schedule
                       Liabilities Schedule
                       Developments Schedule
                       Assets Schedule
                       Taxes Schedule
                       Contracts Schedule
                       Intellectual Property Schedule
                       Litigation Schedule
                       Brokerage Schedule
                       Employees Schedule
                       Employee Benefits Schedule
                       Compliance Schedule
                       Environmental Schedule
                       Affiliated Transactions Schedule

                                                                       EXHIBIT C



     The security represented by this instrument was originally issued on December 23, 1996, and has not been registered under the Securities Act of 1933, as amended. The transfer of such security is subject to the conditions specified in the Note and Warrant Purchase Agreement, dated as of December 23, 1996, as amended and modified from time to time, between the issuer (the "Company") and BMO Nesbitt Burns Capital (U.S.), Inc., and the Company reserves the right to refuse the transfer of such security until such conditions have been fulfilled with respect to such transfer. Upon written request, a copy of such conditions shall be furnished by the Company to the holder hereof without charge.

     This instrument is subject to the terms of a Subordination and Intercreditor Agreement dated as of December 23, 1996, in favor of Harris Trust and Savings Bank, as agent, which agreement (as amended in accordance with its terms) is incorporated herein by reference. Notwithstanding any statement to the contrary contained in this instrument, no payment on account of the obligations hereunder, whether of principal, interest or otherwise, shall be made, paid, received or accepted except in accordance with the express terms of the Subordination and Intercreditor Agreement.

                               ZYTEC CORPORATION

                           CONVERTIBLE SUBORDINATED
                                PROMISSORY NOTE
                              -------------------


December 23, 1996                                                    $12,000,000


          Zytec Corporation, a Minnesota corporation (the "Company"), hereby promises to pay to the order of BMO Nesbitt Burns Capital (U.S.), Inc., a Delaware corporation (the "Purchaser") the principal amount of $12,000,000 together with interest thereon calculated from the date hereof in accordance with the provisions of this Note.

          This Note was issued pursuant to a Note and Warrant Purchase Agreement, dated as of December 23, 1996 (as amended and modified from time to time, the "Purchase Agreement"), between the Company and the Purchaser, and this
Note is the "Note" referred to in the Purchase Agreement. The Purchase Agreement contains terms governing the rights of the holder of this Note, and all provisions of the Purchase Agreement are hereby incorporated herein in full by reference. Except as defined in paragraph 8 hereof or unless otherwise indicated herein, capitalized terms used in this Note have the same meanings set forth in the Purchase Agreement.

          1.   Payment of Interest.  Except as otherwise expressly provided in
               -------------------
paragraph 3(b) hereof, interest shall accrue at the rate of seven and one-half percent (7 1/2%) per annum (computed on the basis of a 360-day year and the actual number of days elapsed in any year) on the unpaid principal amount of this Note outstanding from time to time, or (if less) at the highest rate then permitted under applicable law. The Company shall pay to the holder of this Note all accrued interest on the last day of each December, March, June and September, beginning March 31, 1997. Unless prohibited under applicable law, any accrued interest which is not paid on the date on which it is due and payable shall bear interest at the same rate at which interest is then accruing on the principal amount of this Note until such interest is paid. Any accrued interest which for any reason has not theretofore been paid shall be paid in full on the date on which the final principal payment on this Note is made. Interest shall accrue on any principal payment due under this Note and, to the extent permitted by applicable law, on any interest which has not been paid on the date on which it is due and payable until such time as payment therefor is actually delivered to the holder of this Note.

          2.   Payment of Principal.
               --------------------

          (a)  Scheduled Repayment.  The Company shall repay the principal
               -------------------
amount of $12,000,000 (or such lesser principal amount then outstanding) to the holder of this Note on December 23, 2001 (the "Scheduled Repayment Date"), together with all accrued and unpaid interest on the Note.

          (b)  Optional Repayments.
               -------------------

          (i) Subject to subparagraphs (b)(ii) and (iii) below, the Company may, at any time and from time to time repay all or any portion (in whole number multiples of $1,000,000 only) of the outstanding principal amount of the Note; provided that (A) such repayment is not prohibited by the provisions of the Subordination Agreement and (B) the Company has paid all interest on the Note accrued through the immediately preceding scheduled interest payment date. In connection with each repayment of principal hereunder, the Company shall also pay all accrued and unpaid interest on the principal amount of the Notes being repaid.

          (ii) The Company shall send written notice of its election to make a repayment on the Note to the holder of the Note by registered or certified mail, return receipt requested, at least 30 days prior to the date of repayment. At least ten days prior to the date of repayment, the Company shall deliver to the holder of the Note in person or by registered or certified mail, return receipt requested, a cashier's or certified check for the full amount which the Company intends to repay on the Note plus interest accrued on the outstanding principal amount of the Note through the date of repayment specified in the Company's notice. Any repayment of the Note shall not be deemed to have been effected until ten days after the holder of the Note has received a check from the Company in the amount of such repayment. If the holder of the Note elects to convert all or a portion of the principal amount of the Note rather than receive such repayment, the holder shall deliver to the Company in person or by registered or certified mail, return receipt requested, the Note on or prior to the date of repayment together with the check received from the Company, if any, and such conversion shall be effected in accordance with the terms of paragraph 4 hereof.

          (iii) In the event the Company exercises its right to repay any portion of this Note in accordance with subparagraph (b)(i) above prior to the consummation of a Qualified Offering, the Company shall be obligated to pay the holder of the Note a prepayment premium of 2% per annum of the principal amount being repaid by the Company from the date of repayment through the Scheduled Repayment Date.

          (c)    Mandatory Repayment.
                 -------------------

          (i) If a Change in Ownership has occurred or the Company obtains knowledge that a Change in Ownership is to occur, the Company shall give prompt written notice of such Change in Ownership describing in reasonable detail the definitive terms and date of consummation thereof to the holder of this Note, but in any event such notice shall not be given later than five days after the occurrence of such Change in Ownership. The holder of this Note may require the Company to repay all or any portion of the outstanding principal amount of this Note, together with (i) all accrued and unpaid interest on the Note and (ii) the Conversion Fair Value thereof by giving written notice to the Company of such election prior to the later of (a) 21 days after receipt of the Company's notice and (b) five days prior to the consummation of the Change in Ownership (the "Expiration Date"). Upon receipt of such election, the Company shall be obligated to repay the portion of the Note specified therein on the later of (a) the occurrence of the Change in Ownership or (b) five days after the Company's receipt of such election(s). If in any case a proposed Change in Ownership does not occur or if the holder of this Note elects to rescind a request for repayment within five days after receipt of notice of the Conversion Fair Value, all requests for repayment in connection therewith shall be automatically rescinded. The term "Change in Ownership" means any sale or issuance or series
                      -------------------
of sales and/or issuances of Common Stock by the Corporation or any holders thereof which results in any Person or group of affiliated Persons (other than Ronald D. Schmidt, Lawrence J. Matthews and John M. Steel) owning more than 50% of the Common Stock outstanding at the time of such sale or issuance or series of sales and/or issuances.

          (ii) If a Fundamental Change is proposed to occur, the Company shall give written notice of such Fundamental Change describing in reasonable detail the definitive terms and date of consummation thereof to the not more than 45 days nor less than 20 days prior to the consummation thereof. The holder of this Note may require the Company to repay all or any portion of this Note, together with (i) all accrued and unpaid interest on the Note and (ii) the Conversion Fair Value thereof by giving written notice to the Corporation of such election prior to the later of (a) ten days prior to the consummation of the Fundamental Change or (b) ten days after receipt of notice from the Company. Upon receipt of such election, the Company shall be obligated to repay the principal amount of the Note specified therein upon the consummation of such Fundamental Change. If any proposed Fundamental Change does not occur or if the holder of this Note elects to rescind the request for repayment within five days after receipt of notice of the Conversion Fair Value, all requests for repayment in connection therewith shall be automatically rescinded. The term "Fundamental Change"
                                                      ----------- ------
means (a) a sale or transfer of more than 30% of the assets of the Company and its Subsidiaries on a consolidated basis (measured by either book value in accordance with generally accepted accounting principles consistently applied or fair market value determined in the reasonable good faith judgment of the Company's board of directors) in any transaction or series of transactions (other than sales in the ordinary course of business), (b) any merger or consolidation to which the Company is a party, except for a merger in which the Company is the surviving corporation and, after giving effect to such merger, no Person or group of affiliated Persons (other than Ronald D. Schmidt, Lawrence J. Matthews and John M. Steel) shall own more than 50% of the Common Stock outstanding at the time of such merger and (c) any transaction or occurrence a result of which the Common Stock is no longer (A) registered pursuant to the Securities Act of 1934 or (B) quoted in the NASDAQ System.

          (iii) Repayments made pursuant to this subparagraph (c) shall not relieve the Company of its obligation to repay any remaining outstanding principal amount on the Scheduled Repayment Date.

          (iv)   For purposes of this subparagraph (c), "Conversion Fair Value"
                                                         ---------------------
means the fair value of the conversion rights under this Note (or a portion thereof) determined jointly by the Company and the holder of this Note. If such parties are unable to reach agreement within a reasonable period of time, such fair value shall be determined by an appraiser jointly selected by the Company and the holder of this Note. The determination of such appraiser shall be final and binding upon the parties, and the fees and expenses of such appraiser shall be borne by the Company.

          (d)  Offset.  Prior to any prepayment on this Note, the holder of this
               ------
Note shall have the right (exercisable by notifying the Company at least five days prior to the payment date) to reduce the principal amount to be paid by the Company at such time by an amount not exceeding the principal amount of this Note which has previously been converted by such holder into shares of Conversion Stock and which has not previously been applied to any such reduction, except that this right may not be exercised by such holder in connection with a prepayment by the Company of all the principal amount of this Note.

          (e)  Conversion.  Notwithstanding any provision contained in this
               ----------
paragraph 2, the holder of this Note may convert all or any portion of the outstanding principal amount of this Note until such time as such amount has been deemed to have been paid.

          3.   Events of Default.
               -----------------

          (a)  Definition.  For purposes of this Note, an Event of Default shall
               ----------
be deemed to have occurred if

               (i) the Company fails to pay when due and payable (whether at maturity or otherwise) the full amount of interest then accrued on this Note or the full amount of the scheduled principal payment on this Note, and in the event of unpaid interest such failure to pay is not cured within five days after the occurrence thereof;

               (ii) the Company fails to perform or observe any other provision contained in this Note or in the Purchase Agreement, and such failure is not cured within 15 days after written notice from the Purchaser to the Company of the occurrence thereof;

               (iii) any representation, warranty or information contained in the Purchase Agreement or required to be furnished to the holder of this Note pursuant to the Purchase Agreement, or any writing required to be furnished by the Company to the holder of this Note, is false or misleading in any material respect on the date made or furnished;

               (iv) the Company or any Subsidiary makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Company or any Subsidiary bankrupt or insolvent; or any order for relief with respect to the Company or any Subsidiary is entered under the Federal Bankruptcy Code; or the Company or any Subsidiary petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company or any Subsidiary, or of any substantial part of the assets of the Company or any Subsidiary, or commences any proceeding (other than a proceeding for the voluntary liquidation and dissolution of any Subsidiary) relating to the Company or any Subsidiary under any bankruptcy reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or any such petition or application is filed, or any such proceeding is commenced, against the Company or any Subsidiary and either (A) the Company or any such Subsidiary by any act indicates its approval thereof, consent thereto or acquiescence therein or (B) such petition, application or proceeding is not dismissed within 60 days;

               (v) a judgment in excess of $2,000,000 is rendered against the Company or any Subsidiary and, within 60 days after entry thereof, such judgment is not discharged in full or execution thereof stayed pending appeal, or within 60 days after the expiration of any such stay, such judgment is not discharged in full; or

               (vi) the Company or any Subsidiary defaults in the performance of any obligation if the effect of such default is to cause an amount exceeding $2,000,000 to become due prior to its stated maturity or to permit the holder or holders of such obligation to cause an amount exceeding $2,000,000 to become due prior to its stated maturity.

          The foregoing shall constitute Events of Default whatever the reason or cause for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

          (b)  Consequences of Events of Default.
               ---------------------------------

               (i) If any Event of Default has occurred and is continuing, the interest rate on the Note shall increase immediately by an increment of one percentage point to the extent permitted by law. Thereafter, until such time as no Events of Default exist, the interest rate shall increase automatically at the end of each succeeding 60-day period by an additional increment of one percentage point to the extent permitted by law (but in no event shall the interest rate exceed 11 1/2%). Any increase of the interest rate resulting from the operation of this subparagraph shall terminate as of the close of business on the date on which no Events of Default exist (subject to subsequent increases pursuant to this subparagraph).

               (ii) If an Event of Default of the type described in subparagraph 3(a)(iv) has occurred, the aggregate principal amount of this Note (together with all accrued interest thereon and all other amounts due and payable with respect thereto) shall become immediately due and payable without any action on the part of the holder of this Note, and the Company shall immediately pay to the holder of this Note all amounts due and payable with respect to this Note.

               (iii) If any Event of Default (other than under subparagraph 3(a)(iv)) has occurred and is continuing, the holder of this Note may declare all or any portion of the outstanding principal amount of this Note (together with all accrued interest thereon and all other amounts due and payable with respect thereto) to be immediately due and payable. If any holder of this Note demands immediate payment of all or any portion of this Note, the Company shall immediately pay to such holder all amounts due and payable with respect to this Note.

               (iv) The holder of this Note shall also have any other rights which such holder may have been afforded under any contract or agreement at any time and any other rights which such holder may have pursuant to applicable law.

               (v) The Company hereby waives diligence, presentment, protest and demand and notice of protest and demand, dishonor and nonpayment of this Note, and expressly agrees that this Note, or any payment hereunder, may be extended from time to time and that the holder hereof may accept security for this Note or release security for this Note, all without in any way affecting the liability of the Company hereunder.

          4.   Conversion.
               ----------

          (a)  Conversion Procedure.
               --------------------

               (i) Upon the occurrence (or the expected occurrence as described in (iii) below) of any Conversion Event, the holder of this Note shall be entitled to convert all or any portion of the outstanding principal amount of this Note into a number of shares of Conversion Stock computed by dividing the principal amount designated by such holder to be converted by the Conversion Price then in effect; provided that all of such shares of Conversion Stock are (or are expected to be) distributed, disposed of, sold or canceled in connection with such Conversion Event.

               (ii) For purposes of this paragraph 4A, a "Conversion Event" shall mean (a) any public offering or public sale of securities of the Company (including a public offering registered under the Securities Act of 1933 and a public sale pursuant to Rule 144 of the Securities and Exchange Commission or any similar rule then in force), (b) any sale or transfer of securities of the Company to a Person or group of Persons (within the meaning of the Securities Exchange Act of 1934, as amended (the "1934 Act")) if, after such sale or transfer, such Person or group of Persons in the aggregate would own or control securities of the Company which possess in the aggregate the ordinary voting power to elect a majority of the Company's directors (provided that such sale has been approved by the Company's Board of Directors or a committee thereof),
(c) any sale or transfer of securities of the Company to a Person or group of Persons

(within the meaning of the 1934 Act) if, after such sale or transfer, such Person or group of Persons in the aggregate would own or control securities of the Company (excluding any Conversion Stock being disposed of in connection with such Conversion Event) which possess in the aggregate the ordinary voting power to elect a majority of the Company's directors, (d) any sale or transfer of securities of the Company to a Person or group of Persons (within the meaning of the 1934 Act) if, after such sale or transfer, such Person or group of Persons would not, in the aggregate, own, control or have the right to acquire more than two percent (2%) of the outstanding securities of any class of voting securities of the Company, (e) a merger, consolidation or similar transaction involving the Company if, after such transaction, a Person or group of Persons (within the meaning of the 1934 Act) in the aggregate would own or control securities which possess in the aggregate the ordinary voting power to elect a majority of the surviving corporation's directors (provided that the transaction has been approved by the Company's Board of Directors or a committee thereof) and (f) any liquidation, dissolution or winding up of the Company.

               (iii) The holder of this Note shall be entitled to convert all or any portion of the outstanding principal amount of this Note in connection with any Conversion Event if such holder reasonably believes that such Conversion Event shall be consummated, and a written request for conversion from the holder of this Note to the Company stating such holder's reasonable belief that a Conversion Event shall occur shall be conclusive and shall require the Company to effect such conversion in a timely manner so as to enable each such holder to participate in such Conversion Event. If any portion of the outstanding principal amount of this Note is converted into shares of Conversion Stock in connection with a Conversion Event and such shares of Conversion Stock are not actually distributed, disposed of, sold or canceled pursuant to such Conversion Event, such shares of Conversion Stock shall be promptly converted back into the principal amount of this Note so converted.

               (iv) Except as otherwise expressly provided herein, each conversion of this Note shall be deemed to have been effected as of the close of business on the date on which this Note has been surrendered for conversion at the principal office of the Company. At such time as such conversion has been effected, the rights of the holder of this Note as such holder to the extent of the conversion shall cease, and the Person or Persons in whose name or names any certificate or certificates for shares of Conversion Stock are to be issued upon such conversion shall be deemed to have become the holder or holders of record of the shares of Conversion Stock represented thereby.

               (v) As soon as possible after a conversion has been effected (but in any event within five business days in the case of clause (A) below), the Company shall deliver to the converting holder:

               (A) a certificate or certificates representing the number of shares of Conversion Stock (excluding any fractional share) issuable by reason of such conversion in such name or names and such denomination or denominations as the converting holder has specified;

               (B) payment in an amount equal to the sum of all accrued interest with respect to the principal amount converted, which has not been paid prior thereto, plus the amount payable under subparagraph (vi) below; and

               (C) a new Note representing any portion of the principal amount which was represented by the Note surrendered to the Company in connection with such conversion but which was not converted;

     provided that, if the shares of Conversion Stock so issued are converted back into principal of this Note pursuant to (iii) above, the converting holder shall return all certificates, payments and Notes delivered pursuant to (A), (B) and (C) above to the Company, and the Company shall promptly deliver to the converting holder the Note surrendered for conversion.

               (vi) If any fractional share of Conversion Stock would, except for the provisions hereof, be deliverable upon conversion of this Note, the Company, in lieu of delivering such fractional share, shall pay an amount equal to the Market Price of such fractional share as of the date of such conversion.

               (vii) The issuance of certificates for shares of Conversion Stock upon conversion of this Note shall be made without charge to the holder hereof for any issuance tax in respect thereof or other cost incurred by the Company in connection with such conversion and the related issuance of shares of Conversion Stock. Upon conversion of this Note, the Company shall take all such actions as are necessary in order to insure that the Conversion Stock issuable with respect to such conversion shall be validly issued, fully paid and nonassessable.

               (viii) The Company shall not close its books against the transfer of Conversion Stock issued or issuable upon conversion of this Note in any manner which interferes with the timely conversion of this Note. The Company shall assist and cooperate with any holder of this Note required to make any governmental filings or obtain any governmental approval prior to or in connection with the conversion of this Note (including, without limitation, making any filings required to be made by the Company).

               (ix) The Company shall at all times reserve and keep available out of its authorized but unissued shares of Conversion Stock, solely for the purpose of issuance upon the conversion of the Note, such number of shares of Conversion Stock issuable upon the conversion of all outstanding Notes. All shares of Conversion Stock which are so issuable shall, when issued, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges. The Company shall take all such actions as may be necessary to assure that all such shares of Conversion Stock may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Conversion Stock may be listed (except for official notice of issuance which shall be immediately delivered by the Company upon each such issuance).

          (b)  Conversion Price.
               ----------------

               (i) The initial Conversion Price shall be $13.68. In order to prevent dilution of the conversion rights granted under the Notes, the Conversion Price shall be subject to adjustment from time to time pursuant to this paragraph 4(b).

               (ii) If and whenever on or after the original date of issuance of this Note the Company issues or sells, or in accordance with paragraph 4(c) is deemed to have issued or sold, any shares of Common Stock for a consideration per share less than the Conversion Price in effect immediately prior to such time, then immediately upon such issue or sale the Conversion Price shall be reduced to the Conversion Price determined by dividing (A) an amount equal to the sum of (x) the product derived by multiplying the Conversion Price in effect immediately prior to such issue or sale by the number of shares of Common Stock Deemed Outstanding immediately prior to such issue or sale, plus (y) the consideration, if any, received by the Company upon such issue on sale, by (B) the number of shares of Common Stock Deemed Outstanding immediately after such issue or sale.

          (c)  Effect on Conversion Price of Certain Events.  For purposes of
               --------------------------------------------
determining the adjusted Conversion Price under paragraph 4(b), the following shall be applicable:

               (i)    Issuance of Rights or Options.  If the Company in any
                      -----------------------------
manner grants or sells any Options and the price per share for which Common Stock is issuable upon the exercise of such Options, or upon conversion or exchange of any Convertible Securities issuable upon exercise of such Options, is less than the Conversion Price in effect immediately prior to the time of the granting or sale of such Options, then the total maximum number of shares of Common Stock issuable upon the exercise of such Options, or upon conversion or exchange of the total maximum amount of such Convertible Securities issuable upon the exercise of such Options, shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share. For purposes of this paragraph, the "price per share for which Common Stock is issuable upon exercise of such Options or upon conversion or exchange of such Convertible Securities" is determined by dividing
(A) the total amount, if any, received or receivable by the Company as consideration for the granting or sale of such Options, plus the minimum aggregate amount of additional consideration payable to the Company upon the exercise of all such Options, plus in the case of such Options which relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable to the Company upon the issuance or sale of such Convertible Securities and the conversion or exchange thereof, by (B) the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options. No adjustment of the Conversion Price shall be made upon the actual issuance of such Common Stock or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Stock upon conversion or exchange of such Convertible Securities. Notwithstanding the foregoing, no adjustment of the Conversion Price shall be made pursuant to paragraph 4(b) as a result of (w) the granting of stock options under qualified stock options plans approved by the Board of Directors of the Company, at exercise prices not less than the fair market value of the Common Stock at the date of grant, (x) the actual issuance of Common Stock upon the exercise of such stock options, (y) the issuance of Common Stock pursuant to the Company's Employee Stock Purchase Plan or (z) the issuance of Common Stock to non-employee directors pursuant to the Company's director stock grant program.

               (ii)   Issuance of Convertible Securities.  If the Company in any
                      ----------------------------------
manner issues or sells any Convertible Securities and the price per share for which Common Stock is issuable upon conversion or exchange thereof is less than the Conversion Price in effect immediately prior to the time of such issue or sale, then the maximum number of shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share. For the purposes of this paragraph, the "price per share for which Common Stock is issuable upon conversion or exchange thereof" is determined by dividing (A) the total amount received or receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (B) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities. No adjustment of the Conversion Price shall be made upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustments of the Conversion Price had been or are to be made pursuant to other provisions of this paragraph 4(c), no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

               (iii)  Change in Option Price or Conversion Rate.  If the
                      -----------------------------------------
purchase price provided for in any Option, the additional consideration (if any) payable upon the issue, conversion or exchange of any Convertible Security, or the rate at which any Convertible Security is convertible into or exchangeable for Common Stock changes at any time, the Conversion Price in effect at the time of such change shall be adjusted immediately to the Conversion Price which would have been in effect at such time had such Option or Convertible Security originally provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this paragraph 4(c), if the terms of any Option or Convertible Security which was outstanding as of the date of issuance of this Note are changed in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change; provided that no such change shall at any time cause the Conversion Price hereunder to be increased.

               (iv)   Treatment of Expired Options and Unexercised Convertible
                      --------------------------------------------------------
Securities. Upon the expiration of any Option or the termination of any right to
----------
convert or exchange any Convertible Securities without the exercise of such Option or right, the Conversion Price then in effect hereunder shall be adjusted immediately to the Conversion Price which would have been in effect at the time of such expiration or termination had such Option or Convertible Securities, to the extent outstanding immediately prior to such expiration or termination, never been issued. For purposes of this paragraph 4(c), the expiration or termination of any Option or Convertible Security which was outstanding as of the date of issuance of this Note shall not cause the Conversion Price hereunder to be adjusted unless, and only to the extent that, a change in the terms of such Option or Convertible Security caused it to be deemed to have been issued after the date of issuance of this Note.

               (v)    Calculation of Consideration Received.  If any Common
                      -------------------------------------
Stock, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor shall be deemed to be the net amount received by the Company therefor. In case any Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company shall be the Market Price thereof as of the date of receipt. In case any Common Stock, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor shall be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Stock, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash and securities shall be determined jointly by the Company and the holders of a majority of the outstanding principal amount of the Notes. If such parties are unable to reach agreement within a reasonable period of time, such fair value shall be determined by an appraiser jointly selected by the Company and the holders of a majority of the outstanding principal amount of the Notes. The determination of such appraiser shall be final and binding upon the parties, and the fees and expenses of such appraiser shall be borne by the Company.

               (vi)   Integrated Transactions.  In case any Option is issued in
                      -----------------------
connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options shall be deemed to have been issued without consideration.

               (vii)  Treasury Shares.  The number of shares of Common Stock
                      ---------------
outstanding at any given time does not include shares owned or held by or for the account of the Company or any Subsidiary, and the disposition of any shares so owned or held shall be considered an issue or sale of Common Stock.

               (viii) Record Date.  If the Company takes a record of the holders
                      -----------
of Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

          (d)  Subdivision or Combination of Common Stock.  If the Company at
               ------------------------------------------
any time subdivides (by any stock split, stock dividend or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced, and if the Company at any time combines (by reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall be proportionately increased.

          (e)  Reorganization, Reclassification, Consolidation, Merger or Sale.
               ---------------------------------------------------------------
Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets or other transaction, which in each case is effected in such a manner that holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock is referred to herein as an "Organic Change." Prior to the consummation of any Organic Change, the Company shall make lawful and adequate provision (in form and substance satisfactory to the holder of this Note) to insure that the holder of this Note shall thereafter have the right to acquire and receive, in lieu of or addition to (as the case may be) shares of Conversion Stock immediately theretofore acquirable and receivable upon the conversion of such holder's Note, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for the number of shares of Conversion Stock immediately theretofore acquirable and receivable upon conversion of such holder's Note had such Organic Change not taken place. In any such case, appropriate provision (in form and substance satisfactory to the holders of a majority of the outstanding principal amount of this Note) shall be made with respect to such holder's rights and interests to insure that the provisions of this paragraph 4 and paragraphs 5 and 6 shall thereafter be applicable in relation to any shares of stock, securities or assets thereafter deliverable upon the conversion of this Note. The Company shall not effect any such consolidation, merger or sale, unless prior to the consummation thereof, the successor entity (if other than the Company) resulting from consolidation or merger or the entity purchasing such assets assumes by written instrument (in form reasonably satisfactory to the holders of a majority of the outstanding principal amount of this Note), the obligation to deliver to each such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to acquire.

          (f)  Certain Events.  If any event occurs of the type contemplated by
               --------------
the provisions of this paragraph 4 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's board of directors shall make an appropriate adjustment in the Conversion Price so as to protect the rights of the holder of this Note; provided that no such adjustment shall increase the Conversion Price as otherwise determined pursuant to this paragraph 4 or decrease the number of shares of Conversion Stock issuable upon conversion of the Note.

          (g)  Notices.
               -------

               (i) Immediately upon any adjustment of the Conversion Price, the Company shall send written notice thereof to the holder of this Note, setting forth in reasonable detail and certifying the calculation of such adjustment.

               (ii) The Company shall send written notice to the holder of this Note at least 20 days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Stock, (B) with respect to any pro rata subscription offer to holders of Common Stock or (C) for determining rights to vote with respect to any Organic Change, dissolution or liquidation.

               (iii) The Company shall also give at least 20 days prior written notice of the date on which any Organic Change, dissolution or liquidation shall take place.

          5.   Liquidating Dividends.  If the Company declares a dividend upon
               ---------------------
the Common Stock payable otherwise than in cash out of earnings or earned surplus (determined in accordance with generally accepted accounting principles, consistently applied) except for a stock dividend payable in shares of Common Stock (a "Liquidating Dividend"), then the Company shall pay to the holder of this Note at the time of payment thereof the Liquidating Dividend which would have been paid to the holder of this Note on the Conversion Stock had this Note been fully converted immediately prior to the date on which a record is taken for such Liquidating Dividend, or, if no record is taken, the date as of which the record holders of Common Stock entitled to such dividends are to be determined; provided that if the Liquidating Dividends consist of voting securities, the Company shall make available to the holder of this Note, at such holder's request, Liquidating Dividends consisting of non-voting securities which are otherwise identical to the Liquidating Dividends consisting of voting securities and which non-voting securities are convertible into such voting securities on a share-for-share basis.

          6.   Purchase Rights.  If at any time the Company grants, issues or
               ---------------
sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Common Stock (the "Purchase Rights"), then the holder of this Note shall be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Conversion Stock acquirable upon conversion of such holder's Note immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights; provided that if the Purchase Rights involve voting securities, the Company shall make available to the holder of this Note, at such holder's request, Purchase Rights involving non-voting securities which are otherwise identical to the Purchase Rights involving voting securities and which non-voting securities are convertible into such voting securities on a share-for-share basis.

          7.   Amendment and Waiver.  Except as otherwise expressly provided
               --------------------
herein, the provisions of this Note may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the holders of a majority of the outstanding principal amount of this Note.

          8.   Definitions.  For purposes of this Note, the following
               -----------
capitalized terms have the following meaning.

          "Common Stock" means any class of the Company's Common Stock and any
           ------------
capital stock of any class of the Company hereafter authorized which is not limited to a fixed sum or percentage of par or stated value in respect to the rights of the holders thereof to participate in dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Company.

          "Common Stock Deemed Outstanding" means, at any given time, the number
           -------------------------------
of shares of Common Stock actually outstanding at such time, plus the number of shares of Common Stock deemed to be outstanding pursuant to paragraphs 4(c)(i) and 4(c)(ii) hereof, regardless of whether or not the Options and Convertible Securities are actually exercisable at such time, but excluding any shares of Common Stock issuable upon conversion of the Notes.

          "Convertible Securities" means any stock or securities (directly or
           ----------------------
indirectly) convertible into or exchangeable for Common Stock.

          "Conversion Stock" means shares of the Company's authorized but
           ----------------
unissued Common Stock; provided that if there is a change such that the securities issuable upon conversion of the Note are issued by an entity other than the Company or there is a change in the class of securities so issuable, then the term "Conversion Stock" shall mean one share of the security issuable upon conversion of this Note if such security is issuable in shares, or shall mean the smallest unit in which such security is issuable if such security is not issuable in shares.

          "Market Price" of any security means the average of the closing prices
           ------------
of such security's sales on all domestic securities exchanges on which such security may at the time be listed, or, if there has been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or, if on any day such security is not so listed, the average of the representative bid and asked prices quoted in the NASDAQ System as of 4:00 P.M., New York time, or, if on any day such security is not quoted in the NASDAQ System, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar successor organization, in each such case averaged over a period of 21 days consisting of the day as of which "Market Price" is being determined and the 20 consecutive business days prior to such day. If at any time such security is not listed on any securities exchange or quoted in the NASDAQ System or the over-the-counter market, the "Market Price" shall be the fair value thereof determined jointly by the Company and the holder of this Note. If such parties are unable to reach agreement within a reasonable period of time, such fair value shall be determined by an appraiser jointly selected by the Company and the holder of this Note. The determination of such appraiser shall be final and binding upon the parties, and the fees and expenses of such appraiser shall be borne by the Company.

          "Options" means any rights or options to subscribe for or purchase
           -------
Common Stock or Convertible Securities.

          "Person" means an individual, a partnership, a corporation, a limited
           ------
liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

          "Subordination Agreement" means the Subordination and Intercreditor
           -----------------------
Agreement dated as of the date hereof, between the Company, Harris Trust and Savings Bank and the Purchaser.

          "Subsidiary" means, with respect to any Person, any corporation,
           ----------
limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control any managing director or general partner of such limited liability company, partnership, association or other business entity.

          9.   Cancellation.  After all principal and accrued interest at any
               ------------
time owed on this Note has been paid in full, this Note shall be surrendered to the Company for cancellation and shall not be reissued.

          10.  Payments.  All payments to be made to the holder of this Note
               --------
shall be made in the lawful money of the United States of America in immediately available funds.

          11.  Place of Payment.  Payments of principal and interest shall be
               ----------------
delivered to BMO Nesbitt Capital (U.S.), Inc. at the following address:

                    BMO Nesbitt Burns Equity Partners, Inc.
                    111 West Monroe
                    20th Floor East
                    Chicago, Illinois 60603
                    Attention: Managing Director

or to such other address or to the attention of such other person as specified by prior written notice to the Company.

          12.  Business Days.  If any payment is due, or any time period for
               -------------
giving notice or taking action expires, on a day which is a Saturday, Sunday or legal holiday in the State of Minnesota or the State of Illinois, the payment shall be due and payable on, and the time period shall automatically be extended to, the next business day immediately following such Saturday, Sunday or legal holiday, and interest shall continue to accrue at the required rate hereunder until any such payment is made.

          13.  Usury Laws.  It is the intention of the Company and the holder of
               ----------
this Note to conform strictly to all applicable usury laws now or hereafter in force, and any interest payable under this Note shall be subject to reduction to the amount not in excess of the maximum legal amount allowed under the applicable usury laws as now or hereafter construed by the courts having jurisdiction over such matters. If the maturity of this Note is accelerated by reason of an election by the holder hereof resulting from an Event of Default, voluntary prepayment by the Company or otherwise, then earned interest may never include more than the maximum amount permitted by law, computed from the date hereof until payment, and any interest in excess of the maximum amount permitted by law shall be canceled automatically and, if theretofore paid, shall at the option of the holder hereof either be rebated to the Company or credited on the principal amount of this Note, or if this Note has been paid, then the excess shall be rebated to the Company. The aggregate of all interest (whether designated as interest, service charges, points or otherwise) contracted for, chargeable, or receivable under this Note shall under no circumstances exceed the maximum legal rate upon the unpaid principal balance of this Note remaining unpaid from time to time. If such interest does exceed the maximum legal rate, it shall be deemed a mistake and such excess shall be canceled automatically and, if theretofore paid, rebated to the Company or credited on the principal amount of this Note, or if this Note has been repaid, then such excess shall be rebated to the Company.

          14.  Governing Law.  All questions concerning the construction,
               -------------
validity, enforcement and interpretation of this Note shall be governed by the internal law of the State of Minnesota without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Minnesota or any other jurisdictions) that would cause the application of the laws of any jurisdiction other than the State of Minnesota.

          IN WITNESS WHEREOF, the Company has executed and delivered this Note on December __, 1996.


                                        ZYTEC CORPORATION


Attest                                  By ________________________________

_________________________               Its _______________________________

                                                                       EXHIBIT D



          The security represented by this certificate was originally issued on December 23, 1996, and has not been registered under the Securities Act of 1933, as amended. The transfer of such security is subject to the conditions specified in the Purchase Agreement, dated as of December 23, 1996 (as amended and modified from time to time), between the issuer hereof (the "Company") and the initial holder hereof, and the Company reserves the right to refuse the transfer of such security until such conditions have been fulfilled with respect to such transfer. Upon written request, a copy of such conditions shall be furnished by the Company to the holder hereof without charge.

                               ZYTEC CORPORATION

                             STOCK PURCHASE WARRANT
                             ----------------------


Date of Issuance: December 23, 1996                          Certificate No. W-1


          This Warrant is being issued simultaneously with the issuance of the Company's 7 1/2% Convertible Subordinated Promissory Note in the principal amount of $12,000,000 (the "Note") pursuant to the Note and Warrant Purchase Agreement dated as of December 23, 1996 (the "Purchase Agreement"), between Zytec Corporation, a Minnesota corporation (the "Company"), and BMO Nesbitt Burns Capital (U.S.), Inc., a Delaware corporation (the "Purchaser").

          For value received, the Company hereby grants to the Purchaser or its registered assigns (the "Registered Holder") the right to purchase from the Company after an Optional Repayment of any portion of the principal amount of the Note a number of shares of the Company's Warrant Stock equal to the aggregate number of shares of Warrant Stock into which the Repaid Notes were convertible as of the date of the Optional Repayment thereof at a price per share equal to $13.68 (such price as adjusted and readjusted from time to time in accordance with Section 2 hereof, the "Exercise Price").

          Certain capitalized terms used herein are defined in Section 5 hereof. The amount and kind of securities obtainable pursuant to the rights granted hereunder and the purchase price for such securities are subject to adjustment pursuant to the provisions contained in this Warrant.

          For income tax purposes, the value of this Warrant as of the date hereof is $1,000.

          This Warrant is subject to the following provisions:

          Section 1.  Exercise of Warrant.
                      -------------------

          1A.  (i)    Exercise Period.  Upon the occurrence of an Exercise
                      ---------------
Event, the Registered Holder may exercise, in whole or in part (but not as to a fractional share of Warrant Stock), the purchase rights represented by this Warrant provided that all of such shares of Warrant Stock are (or are expected to be) distributed, disposed of, sold or canceled in connection with such Exercise Event at any time on and after:

          (1) an Optional Repayment of the portion of the Note to which such rights relate prior to the completion by the Company of a Qualified Offering; or

          (2) an Optional Repayment of the portion of Note to which such rights relate at a time after the completion of a Qualified Offering if the Company has not authorized the issuance of a separate class of non-voting common stock into which the Note would be convertible and which would be convertible (subject to regulatory restrictions) on a share-for-share basis into the Company's voting common stock;

to and including the earlier of (A) the Scheduled Repayment Date or (B) the date 30 days after the holder of the Warrant has received notice that the Company has
(x) completed a Qualified Offering, if such Qualified Offering had not been completed prior to the date of the Optional Repayment and (y) authorized the issuance of a separate class of non-voting common stock into which the Note would be convertible and which would be convertible (subject to regulatory restrictions) on a share-for-share basis into the Company's voting common stock (the "Exercise Period"). The Company shall give the Registered Holder written notice of the expiration of the Exercise Period at least 30 days but not more than 90 days prior to the end of the Exercise Period.

               (ii)   Exercise Event.  For purposes of this paragraph 1A, an
                      --------------
Exercise Event" shall mean (a) any public offering or public sale of securities of the Company (including a public offering registered under the Securities Act of 1933 and a public sale pursuant to Rule 144 of the Securities and Exchange Commission or any similar rule then in force), (b) any sale or transfer of securities of the Company to a Person or group of Persons (within the meaning of the Securities Exchange Act of 1934, as amended (the "1934 Act")) if, after such sale or transfer, such Person or group of Persons in the aggregate would own or control securities of the Company which possess in the aggregate the ordinary voting power to elect a majority of the Company's directors (provided that such sale has been approved by the Company's Board of Directors or a committee thereof), (c) any sale or transfer of securities of the Company to a Person or group of Persons (within the meaning of the 1934 Act) if, after such sale or transfer, such Person or group of Persons in the aggregate would own or control securities of the Company (excluding any Warrant Stock being disposed of in connection with such Exercise Event) which possess in the aggregate the ordinary voting power to elect a majority of the Company's directors, (d) any sale or transfer of securities of the Company to a Person or group of Persons (within the meaning of the 1934 Act) if, after such sale or transfer, such Person or group of Persons would not, in the aggregate, own, control or have the right to acquire more than two percent (2%) of the outstanding securities of any class of voting securities of the Company, (e) a merger, consolidation or similar transaction involving the Company if, after such transaction, a Person or group of Persons (within the meaning of the 1934 Act) in the aggregate would own or control securities which possess in the aggregate the ordinary voting power to elect a majority of the surviving corporation's directors (provided that the transaction has been approved by the Company's Board of Directors or a committee thereof) and (f) any liquidation, dissolution or winding up of the Company.

               (iii) The Registered Holder shall be entitled to exercise all or any portion of the Warrant in connection with any Exercise Event if such holder reasonably believes that such Exercise Event shall be consummated, and a written request for exercise from the Registered Holder to the Company stating such holder's reasonable belief that an Exercise Event shall occur shall be conclusive and shall require the Company to effect such exercise in a timely manner so as to enable such holder to participate in such Exercise Event. If any portion of the Warrant is exercised for shares of Warrant Stock in connection with an Exercise Event and such shares of Warrant Stock are not actually distributed, disposed of, sold or canceled pursuant to such Exercise Event, such shares of Warrant Stock shall be promptly converted back into the portion of the Warrant so exercised.

          1B.  Exercise Procedure.
               ------------------

          (i) This Warrant shall be deemed to have been exercised when the Company has received all of the following items (the "Exercise Time"):

          (a) a completed Exercise Agreement, as described in paragraph 1C below, executed by the Person exercising all or part of the purchase rights represented by this Warrant (the "Purchaser");

          (b)    this Warrant;

          (c) if this Warrant is not registered in the name of the Purchaser, an Assignment or Assignments in the form set forth in Exhibit II hereto
                                                           ----------
     evidencing the assignment of this Warrant to the Purchaser, in which case the Registered Holder shall have complied with the provisions set forth in
     Section 7 hereof; and

          (d) either (1) a check payable to the Company in an amount equal to the product of the Exercise Price multiplied by the number of shares of Warrant Stock being purchased upon such exercise (the "Aggregate Exercise Price") or (2) a written notice to the Company that the Purchaser is exercising the Warrant (or a portion thereof) by authorizing the Company to withhold from issuance a number of shares of Warrant Stock issuable upon such exercise of the Warrant which when multiplied by the Market Price of the Common Stock is equal to the Aggregate Exercise Price (and such withheld shares shall no longer be issuable under this Warrant).

          (ii) Certificates for shares of Warrant Stock purchased upon exercise of this Warrant shall be delivered by the Company to the Purchaser within five business days after the date of the Exercise Time. Unless this Warrant has expired or all of the purchase rights represented hereby have been exercised, the Company shall prepare a new Warrant, substantially identical hereto, representing the rights formerly represented by this Warrant which have not expired or been exercised and shall, within such five-day period, deliver such new Warrant to the Person designated for delivery in the Exercise Agreement.

          (iii) The Warrant Stock issuable upon the exercise of this Warrant shall be deemed to have been issued to the Purchaser at the Exercise Time, and the Purchaser shall be deemed for all purposes to have become the record holder of such Warrant Stock at the Exercise Time.

          (iv) The issuance of certificates for shares of Warrant Stock upon exercise of this Warrant shall be made without charge to the Registered Holder or the Purchaser for any issuance tax in respect thereof or other cost incurred by the Company in connection with such exercise and the related issuance of shares of Warrant Stock. Each share of Warrant Stock issuable upon exercise of this Warrant shall, upon payment of the Exercise Price therefor, be fully paid and nonassessable and free from all liens and charges with respect to the issuance thereof.

          (v) The Company shall not close its books against the transfer of this Warrant or of any share of Warrant Stock issued or issuable upon the exercise of this Warrant in any manner which interferes with the timely exercise of this Warrant. The Company shall from time to time take all such action as may be necessary to assure that the par value per share of the unissued Warrant Stock acquirable upon exercise of this Warrant is at all times equal to or less than the Exercise Price then in effect.

          (vi) The Company shall assist and cooperate with any Registered Holder or Purchaser required to make any governmental filings or obtain any governmental approvals prior to or in connection with any exercise of this Warrant (including, without limitation, making any filings required to be made by the Company).

          (vii) Notwithstanding any other provision hereof, if an exercise of any portion of this Warrant is to be made in connection with a registered public offering or the sale of the Company, the exercise of any portion of this Warrant may, at the election of the holder hereof, be conditioned upon the consummation of the public offering or sale of the Company in which case such exercise shall not be deemed to be effective until the consummation of such transaction.

          (viii) The Company shall at all times reserve and keep available out of its authorized but unissued shares of Warrant Stock solely for the purpose of issuance upon the exercise of the Warrants, such number of shares of Warrant Stock issuable upon the exercise of all outstanding Warrants. All shares of Warrant Stock which are so issuable shall, when issued, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges. The Company shall take all such actions as may be necessary to assure that all such shares of Warrant Stock may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Common Stock may be listed (except for official notice of issuance which shall be immediately delivered by the Company upon each such issuance). The Company shall not take any action which would cause the number of authorized but unissued shares of Warrant Stock to be less than the number of such shares required to be reserved hereunder for issuance upon exercise of the Warrant.

          1C.  Exercise Agreement.  Upon any exercise of this Warrant, the
               ------------------
Exercise Agreement shall be substantially in the form set forth in Exhibit I
                                                                   ---------
hereto, except that if the shares of Warrant Stock are not to be issued in the name of the Person in whose name this Warrant is registered, the Exercise Agreement shall also state the name of the Person to whom the certificates for the shares of Warrant Stock are to be issued, and if the number of shares of Warrant Stock to be issued does not include all the shares of Warrant Stock purchasable hereunder, it shall also state the name of the Person to whom a new Warrant for the unexercised portion of the rights hereunder is to be delivered. Such Exercise Agreement shall be dated the actual date of execution thereof.

          1D.  Fractional Shares.  If a fractional share of Warrant Stock would,
               -----------------
but for the provisions of paragraph 1A, be issuable upon exercise of the rights represented by this Warrant, the Company shall, within five business days after the date of the Exercise Time, deliver to the Purchaser a check payable to the Purchaser in lieu of such fractional share in an amount equal to the difference between the Market Price of such fractional share as of the date of the Exercise Time and the Exercise Price of such fractional share.

          Section 2.  Adjustment of Exercise Price and Number of Shares.  In
                      -------------------------------------------------
order to prevent dilution of the rights granted under this Warrant, the Exercise Price shall be subject to adjustment from time to time as provided in this
Section 2, and the number of shares of Warrant Stock obtainable upon exercise of this Warrant shall be subject to adjustment from time to time as provided in this Section 2.

     2A.  Adjustment of Exercise Price and Number of Shares upon Issuance of
          ------------------------------------------------------------------
Common Stock.
------------

          (i) If and whenever on or after the Date of Issuance of this Warrant the Company issues or sells, or in accordance with paragraph 2B is deemed to have issued or sold, any shares of Common Stock for a consideration per share less than the Exercise Price in effect immediately prior to such time, then immediately upon such issue or sale the Exercise Price shall be reduced to the Exercise Price determined by dividing:

     (A) the sum of (x) the product derived by multiplying the Exercise Price in effect immediately prior to such issue or sale times the number of shares of Common Stock Deemed Outstanding immediately prior to such issue or sale, plus (y) the consideration, if any, received by the Company upon such issue or sale, by

     (B) the number of shares of Common Stock Deemed Outstanding immediately after such issue or sale.

Upon each such adjustment of the Exercise Price hereunder, the number of shares of Warrant Stock acquirable upon exercise of this Warrant shall be adjusted to the number of shares determined by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of shares of Warrant Stock acquirable upon exercise of this Warrant immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment.

          2B.  Effect on Exercise Price of Certain Events.  For purposes of
               ------------------------------------------
determining the adjusted Exercise Price under paragraph 2A, the following shall be applicable:

          (i)    Issuance of Rights or Options.  If the Company in any manner
                 -----------------------------
grants or sells any Options and the price per share for which Common Stock is issuable upon the exercise of such Options, or upon conversion or exchange of any Convertible Securities issuable upon exercise of such Options, is less than the Exercise Price in effect immediately prior to the time of the granting or sale of such Options, then the total maximum number of shares of Common Stock issuable upon the exercise of such Options, or upon conversion or exchange of the total maximum amount of such Convertible Securities issuable upon the exercise of such Options, shall be deemed to be outstanding and to have been issued and sold by the Company at such time for such price per share. For purposes of this paragraph, the "price per share for which Common Stock is issuable upon exercise of such Options or upon conversion or exchange of such Convertible Securities" is determined by dividing (A) the total amount, if any, received or receivable by the Company as consideration for the granting or sale of such Options, plus the minimum aggregate amount of additional consideration payable to the Company upon the exercise of all such Options, plus in the case of such Options which relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable to the Company upon the issuance or sale of such Convertible Securities and the conversion or exchange thereof, by (B) the total maximum number of shares of Common Stock issuable upon exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options. No further adjustment of the Exercise Price shall be made upon the actual issuance of such Common Stock or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Stock upon conversion or exchange of such Convertible Securities. Notwithstanding the foregoing, no adjustment of the Exercise Price shall be made pursuant to this Section 2 as a result of (w) the granting of stock options under qualified stock options plans approved by the Board of Directors of the Company, at exercise prices not less than the fair market value of the Common Stock at the date of grant, (x) the issuance of Common Stock upon the exercise of such stock options, or (y) the issuance of Common Stock pursuant to the Company's Employee Stock Purchase Plan or (z) the issuance of Common Stock to non-employee directors pursuant to the Company's director stock grant program.

          (ii)   Issuance of Convertible Securities.  If the Company in any
                 ----------------------------------
manner issues or sells any Convertible Securities and the price per share for which Common Stock is issuable upon conversion or exchange thereof is less than the Exercise Price in effect immediately prior to the time of such issue or sale, then the maximum number of shares of Common Stock issuable upon conversion or exchange of such Convertible Securities shall be deemed to be outstanding and to have been issued and sold by the Company at such time for such price per share. For the purposes of this paragraph, the "price per share for which Common Stock is issuable upon conversion or exchange thereof" is determined by dividing (A) the total amount received or receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (B) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities. No further adjustment of the Exercise Price shall be made upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustments of the Exercise Price had been or are to be made pursuant to other provisions of this paragraph 2B, no further adjustment of the Exercise Price shall be made by reason of such issue or sale.

          (iii)  Change in Option Price or Conversion Rate.  If the purchase
                 -----------------------------------------
price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exchangeable for Common Stock changes at any time, the Exercise Price in effect at the time of such change shall be adjusted immediately to the Exercise Price which would have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold and the number of shares of Non-Voting Common issuable hereunder shall be correspondingly adjusted; provided that if such adjustment would result in an increase of the Exercise Price then in effect, such adjustment shall not be effective until 30 days after written notice thereof has been given by the Company to all holders of the Warrants. For purposes of this paragraph 2B, if the terms of any Option or Convertible Security which was outstanding as of the date of issuance of this Warrant are changed in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change; provided that no such change shall at any time cause the Exercise Price hereunder to be increased.

          (iv)   Treatment of Expired Options and Unexercised Convertible
                 --------------------------------------------------------
Securities.  Upon the expiration of any Option or the termination of any right
----------
to convert or exchange any Convertible Securities without the exercise of such Option or right, the Exercise Price then in effect and the number of shares of Warrant Stock acquirable hereunder shall be adjusted immediately to the Exercise Price and the number of shares which would have been in effect at the time of such expiration or termination had such Option or Convertible Securities, to the extent outstanding immediately prior to such expiration or termination, never been issued; provided that if such expiration or termination would result in an increase in the Exercise Price then in effect, such increase shall not be effective until 30 days after written notice thereof has been given to all holders of the Warrants. For purposes of this paragraph 2B, the expiration or termination of any Option or Convertible Security which was outstanding as of the date of issuance of this Warrant shall not cause the Exercise Price hereunder to be adjusted unless, and only to the extent that, a change in the terms of such Option or Convertible Security caused it to be deemed to have been issued after the date of issuance of this Warrant.

          (v)    Calculation of Consideration Received.  If any Common Stock,
                 -------------------------------------
Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor shall be deemed to be the net amount received by the Company therefor. In case any Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company shall be the Market Price thereof as of the date of receipt. In case any Common Stock, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity the amount of consideration therefor shall be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Stock, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities shall be determined jointly by the Company and the Registered Holders of Warrants representing a majority of the shares of Warrant Stock obtainable upon exercise of such Warrants. If such parties are unable to reach agreement within a reasonable period of time, such fair value shall be determined by an appraiser jointly selected by the Company and the Registered Holders of Warrants representing a majority of the shares of Warrant Stock obtainable upon exercise of such Warrants. The determination of such appraiser shall be final and binding on the Company and the Registered Holders of the Warrants, and the fees and expenses of such appraiser shall be paid by the Company.

          (vi)   Integrated Transactions.  In case any Option is issued in
                 -----------------------
connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options shall be deemed to have been issued without consideration.

          (vii)  Treasury Shares.  The number of shares of Common Stock
                 ---------------
outstanding at any given time does not include shares owned or held by or for the account of the Company or any Subsidiary, and the disposition of any shares so owned or held shall be considered an issue or sale of Common Stock.

          (viii) Record Date.  If the Company takes a record of the holders of
                 -----------
Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

          2C.  Subdivision or Combination of Common Stock.  If the Company at
               ------------------------------------------
any time subdivides (by any stock split, stock dividend or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced and the number of shares of Warrant Stock obtainable upon exercise of this Warrant shall be proportionately increased. If the Company at any time combines (by reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased and the number of shares of Warrant Stock obtainable upon exercise of this Warrant shall be proportionately decreased.

          2D.  Reorganization, Reclassification, Consolidation, Merger or Sale.
               ---------------------------------------------------------------
Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets or other transaction, which in each case is effected in such a way that the holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock is referred to herein as an "Organic Change." Prior to the consummation of any Organic Change, the Company shall make appropriate provision (in form and substance satisfactory to the Registered Holders of the Warrants representing a majority of the Warrant Stock obtainable upon exercise of all Warrants then outstanding) to insure that each of the Registered Holders of the Warrants shall thereafter have the right to acquire and receive, in lieu of or addition to (as the case may be) the shares of Warrant Stock immediately theretofore acquirable and receivable upon the exercise of such holder's Warrant, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for the number of shares of Warrant Stock immediately theretofore acquirable and receivable upon exercise of such holder's Warrant had such Organic Change not taken place. In any such case, the Company shall make appropriate provision (in form and substance satisfactory to the Registered Holders of the Warrants representing a majority of the Warrant Stock obtainable upon exercise of all Warrants then outstanding) with respect to such holders' rights and interests to insure that the provisions of this Section 2 and Sections 3 and 4 hereof shall thereafter be applicable to the Warrants. The Company shall not effect any such consolidation, merger or sale, unless prior to the consummation thereof, the successor entity (if other than the Company) resulting from consolidation or merger or the entity purchasing such assets assumes by written instrument (in form and substance satisfactory to the Registered Holders of Warrants representing a majority of the Warrant Stock obtainable upon exercise of all of the Warrants then outstanding), the obligation to deliver to each such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to acquire.

          2E.  Certain Events.  If any event occurs of the type contemplated by
               --------------
the provisions of this Section 2 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's board of directors shall make an appropriate adjustment in the Exercise Price and the number of shares of Warrant Stock obtainable upon exercise of this Warrant so as to protect the rights of the holders of the Warrants; provided that no such adjustment shall increase the Exercise Price or decrease the number of shares of Warrant Stock obtainable as otherwise determined pursuant to this Section 2.

          2F.  Notices.
               -------

          (i) Immediately upon any adjustment of the Exercise Price, the Company shall give written notice thereof to the Registered Holder, setting forth in reasonable detail and certifying the calculation of such adjustment.

          (ii) The Company shall give written notice to the Registered Holder at least 20 days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Stock, (B) with respect to any pro rata subscription offer to holders of Common Stock or (C) for determining rights to vote with respect to any Organic Change, dissolution or liquidation.

          (iii) The Company shall also give written notice to the Registered Holders at least 20 days prior to the date on which any Organic Change, dissolution or liquidation shall take place.

          Section 3.  Liquidating Dividends.  If at any time on or after the
                      ---------------------
date this Warrant becomes exercisable the Company declares or pays a dividend upon the Common Stock payable otherwise than in cash out of earnings or earned surplus (determined in accordance with generally accepted accounting principles, consistently applied) except for a stock dividend payable in shares of Common Stock (a "Liquidating Dividend"), then the Company shall pay to the Registered Holder of this Warrant at the time of payment thereof the Liquidating Dividend which would have been paid to such Registered Holder on the Warrant Stock had this Warrant been fully exercised immediately prior to the date on which a record is taken for such Liquidating Dividend, or, if no record is taken, the date as of which the record holders of Common Stock entitled to such dividends are to be determined; provided that if the Liquidating Dividends consist of voting securities, the Company shall make available to the Registered Holder of this Warrant, at such holder's request, Liquidating Dividends consisting of non-voting securities (except as otherwise required by law) which are otherwise identical to the Liquidating Dividends consisting of voting securities and which non-voting securities are convertible into such voting securities on a share-for-share basis.

          Section 4.  Purchase Rights.  If at any time on or after the date this
                      ---------------
Warrant becomes exercisable the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Common Stock (the "Purchase Rights"), then the Registered Holder of this Warrant shall be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Warrant Stock acquirable upon complete exercise of this Warrant immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights; provided that if the Purchase Rights involve voting securities, the Company shall make available to the Registered Holder of this Warrant, at such holder's request, Purchase Rights involving non-voting securities (except as otherwise required by law) which are otherwise identical to the Purchase Rights involving voting securities and which non-voting securities are convertible or exchangeable into such voting securities on a share-for-share basis.

          Section 5.  Definitions.  The following terms have meanings set forth
                      -----------
below:

          "Common Stock" means, collectively, the Company's Common Stock and any
           ------------
capital stock of any class of the Company hereafter authorized which is not limited to a fixed sum or percentage of par or stated value in respect to the rights of the holders thereof to participate in dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Company.

          "Common Stock Deemed Outstanding" means, at any given time, the number
           -------------------------------
of shares of Common Stock actually outstanding at such time, plus the number of shares of Common Stock deemed to be outstanding pursuant to paragraphs 2B(i) and 2B(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any shares of Common Stock issuable upon exercise of the Warrants; provided that the number of shares of Common Stock Deemed Outstanding as of any date shall always be equal to the number of shares of Common Stock Deemed Outstanding determined as of such date pursuant to the Note.

          "Convertible Securities" means any stock or securities (directly or
           ----------------------
indirectly) convertible into or exchangeable for Common Stock.

          "Market Price" means as to any security the average of the closing
           ------------
prices of such security's sales on all domestic securities exchanges on which such security may at the time be listed, or, if there have been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or, if on any day such security is not so listed, the average of the representative bid and asked prices quoted in the NASDAQ System as of 4:00 P.M., New York time, on such day, or, if on any day such security is not quoted in the NASDAQ System, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar successor organization, in each such case averaged over a period of 21 days consisting of the day as of which "Market Price" is being determined and the 20 consecutive business days prior to such day; provided that if such security is listed on any domestic securities exchange the term "business days" as used in this sentence means business days on which such exchange is open for trading. If at any time such security is not listed on any domestic securities exchange or quoted in the NASDAQ System or the domestic over-the-counter market, the "Market Price" shall be the fair value thereof determined jointly by the Company and the Registered Holders of Warrants representing a majority of the Warrant Stock purchasable upon exercise of all the Warrants then outstanding; provided that if such parties are unable to reach agreement within a reasonable period of time, such fair value shall be determined by an appraiser jointly selected by the Company and the Registered Holders of Warrants representing a majority of the Warrant Stock purchasable upon exercise of all the Warrants then outstanding. The determination of such appraiser shall be final and binding on the Company and the Registered Holders of the Warrants, and the fees and expenses of such appraiser shall be paid by the Company.

          "Optional Repayment" means a repayment of all or any portion of the
           ------------------
Notes pursuant to Section 2(b) of the Note.

          "Options" means any rights or options to subscribe for or purchase
           -------
Common Stock or Convertible Securities.

          "Person" means an individual, a partnership, a joint venture, a
           ------
corporation, a limited liability company, a trust, an unincorporated organization and a government or any department or agency thereof.

          "Qualified Offering" means an offering by the Company of Common Stock
           ------------------
registered with the Securities and Exchange Commission under the Securities Act subsequent to the date of this Warrant with an aggregate value of greater than $20 million at or above an offering price of (a) 127.5% of the Exercise Price after December 23, 1996 but prior to December 24, 1997; (b) 165% of the Exercise Price after December 23, 1997, but prior to December 24, 1998; or (c) 215% of the Exercise Price after December 23, 1998.

          "Repaid Notes" means the aggregate principal amount of the Note repaid
           ------------
by the Company pursuant to any Optional Redemption.

          "Repayment Date" and "Scheduled Repayment Date" shall have the
           --------------       ------------------------
meanings set forth in the Note payable to the Investor.

          "Warrant Stock" means shares of the Company's Common Stock; provided
           -------------
that if there is a change such that the securities issuable upon exercise of the Warrant or conversion of the Note are issued by an entity other than the Company or there is a change in the type or class of securities so issuable, then the term "Warrant Stock" shall mean one share of the security issuable upon exercise of the Warrant or conversion of the Note if such security is issuable in shares, or shall mean the smallest unit in which such security is issuable if such security is not issuable in shares.

          Other capitalized terms used in this Warrant but not defined herein shall have the meanings set forth in the Purchase Agreement.

          Section 6.  No Voting Rights; Limitations of Liability.  This Warrant
                      ------------------------------------------
shall not entitle the holder hereof to any voting rights or other rights as a stockholder of the Company. No provision hereof, in the absence of affirmative action by the Registered Holder to purchase Warrant Stock, and no enumeration herein of the rights or privileges of the Registered Holder shall give rise to any liability of such holder for the Exercise Price of Warrant Stock acquirable by exercise hereof or as a stockholder of the Company.

          Section 7.  Warrant Transferable.  Subject to the transfer conditions
                      --------------------
referred to in the legend endorsed hereon, this Warrant and all rights hereunder are transferable, in whole or in part, without charge to the Registered Holder, upon surrender of this Warrant with a properly executed Assignment (in the form of Exhibit II hereto) at the principal office of the Company.
   ----------

          Section 8.  Warrant Exchangeable for Different Denominations.  This
                      ------------------------------------------------
Warrant is exchangeable, upon the surrender hereof by the Registered Holder at the principal office of the

Company, for new Warrants of like tenor representing in the aggregate the purchase rights hereunder, and each of such new Warrants shall represent such portion of such rights as is designated by the Registered Holder at the time of such surrender; provided that, as long as any shares of Warrant Stock remain outstanding, this Warrant shall only be exchangeable in connection with the exchange of the certificate representing such shares of Warrant Stock pursuant to the Company's Articles of Incorporation. The date the Company initially issues this Warrant shall be deemed to be the "Date of Issuance" hereof regardless of the number of times new certificates representing the unexpired and unexercised rights formerly represented by this Warrant shall be issued. All Warrants representing portions of the rights hereunder are referred to herein as the "Warrants."

          Section 9.  Replacement.  Upon receipt of evidence reasonably
                      -----------
satisfactory to the Company (an affidavit of the Registered Holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing this Warrant, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Company (provided that if the holder is a financial institution or other institutional investor its own agreement shall be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Company shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the same rights represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

          Section 10.  Notices.  Except as otherwise expressly provided herein,
                       -------
all notices referred to in this Warrant shall be in writing and shall be delivered or sent by registered or certified mail, return receipt requested, postage prepaid and shall be deemed to have been given when so delivered or deposited in the U.S. Mail (i) to the Company, at its principal executive offices and (ii) to the Registered Holder of this Warrant, at such holder's address as it appears in the records of the Company (unless otherwise indicated by any such holder).

          Section 11.  Amendment and Waiver.  Except as otherwise provided
                       --------------------
herein, the provisions of the Warrants may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Registered Holders of Warrants representing a majority of the shares of Warrant Stock obtainable upon exercise of the Warrants; provided that no such action may change the Exercise Price of the Warrants or the number of shares or class of stock obtainable upon exercise of each Warrant without the written consent of the Registered Holders of Warrants representing a majority of the shares of Warrant Stock obtainable upon exercise of the Warrants.

          Section 12.  Descriptive Headings; Governing Law.  The descriptive
                       -----------------------------------
headings of the several Sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by the internal law of the State of Minnesota, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Minnesota or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Minnesota.

                                  *  *  *  *

          IN WITNESS WHEREOF, the Company has caused this Warrant to be signed and attested by its duly authorized officers under its corporate seal and to be dated the Date of Issuance hereof.


                                        ZYTEC CORPORATION


                                        By_____________________________

                                        Its____________________________


[Corporate Seal]

Attest:


_____________________________
      Secretary

                                                                       EXHIBIT I

                              EXERCISE AGREEMENT
                              ------------------

To:                                        Dated:

          The undersigned, pursuant to the provisions set forth in the attached Warrant (Certificate No. W-____), hereby agrees to subscribe for the purchase of ______ shares of the Warrant Stock covered by such Warrant and makes payment herewith in full therefor at the price per share provided by such Warrant.


                                           Signature __________________________

                                           Address ____________________________


                                                                      EXHIBIT II

                                  ASSIGNMENT
                                  ----------


          FOR VALUE RECEIVED, _____________________________ hereby sells, assigns and transfers all of the rights of the undersigned under the attached Warrant (Certificate No. W-_____) with respect to the number of shares of the Warrant Stock covered thereby set forth below, unto:

Names of Assignee                  Address                       No. of Shares
-----------------                  -------                       -------------



Dated:                                     Signature  _________________________

                                                      _________________________

                                           Witness    _________________________

                                                                       EXHIBIT E

                               ZYTEC CORPORATION

                            REGISTRATION AGREEMENT
                            ----------------------


          THIS AGREEMENT is made as of December 23, 1996, between Zytec Corporation, a Minnesota corporation (the "Company"), BMO Nesbitt Burns Capital
                                           -------
(U.S.), Inc., a Delaware corporation (the "Investor"), and each of the other
                                           --------
individuals and entities set forth under the heading of "Management Stockholders" on the attached "Schedule of Management Stockholders"
                               -----------------------------------
(collectively, the "Management Stockholders").
                    -----------------------

          The Company and the Investor are parties to a Note and Warrant Purchase Agreement of even date herewith (the "Purchase Agreement"). In order
                                               ------------------
to induce Investor to enter into the Purchase Agreement, the Company has agreed to provide the registration rights set forth in this Agreement. The execution and delivery of this Agreement is a condition to the Closing under the Purchase Agreement. Unless otherwise provided in this Agreement, capitalized terms shall have the meanings set forth in Section 8 hereof.
                               ---------

          The parties hereto agree as follows:

          1.   Demand Registrations.
               --------------------

          (a)  Requests for Registration.  Subject to subsections (c) and (d)
               -------------------------
below, the holders of a majority of the Investor Registrable Securities may request registration under the Securities Act of all or any portion of their Registrable Securities on any registration form available to the Company; provided that the aggregate offering value of the Registrable Securities requested to be registered in any Demand Registration must equal at least $5,000,000. All registrations requested pursuant to this Section 1(a) are
                                                          ------------
referred to herein as "Demand Registrations".  Each request for a Demand
                       --------------------
Registration shall specify the approximate number of Registrable Securities requested to be registered and the anticipated per share price range for such offering. Within ten days after receipt of any such request, the Company shall give written notice of such requested registration to all other holders of Registrable Securities and, subject to Section 1(c) below, shall include in such
                                       ------------
registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 15 days after the receipt of the Company's notice. All Demand Registrations shall be underwritten registrations.

          (b)  Registration Expenses.  The holders of a majority of the Investor
               ---------------------
Registrable Securities shall be entitled to request two registrations in which the Company shall pay all Registration Expenses. Such registration shall be on Form S-3 or any successor form, if permitted, or such appropriate registration form as shall be selected by the Company; provided that if the managing underwriters advise the Company that in their opinion a different registration form is required, the Company shall use such registration form chosen by the managing underwriters. A registration shall not count as one of the permitted Demand Registrations until it has become effective and a registration shall not count as one of the permitted Demand Registrations unless the holders of Investor Registrable Securities are able to register and sell at least 90% of the Registrable Securities requested to be included in such registration; provided that in any event the Company shall pay all Registration Expenses in connection with any registration initiated as a Demand Registration whether or not it has become effective and whether or not such registration has counted as one of the permitted Demand Registrations, unless such registration has not become effective because the holders of a majority of the Investor Registrable Securities have withdrawn the registration for reasons attributable only to the holders of such Investor Registrable Securities.

          (c)  Priority on Demand Registrations.  The Company shall not include
               --------------------------------
in any Demand Registration any securities which are not Registrable Securities without the prior written consent of the holders of a majority of the Investor Registrable Securities included in such registration. If a Demand Registration is an underwritten offering involving (i) a directed placement to less than 50 Accredited Investors, (ii) the registration of all of the Registrable Securities then held by the Investor or (iii) the final Demand Registration available to the holders of the Investor Registrable Securities, and the managing underwriters advise the Company in writing that in their opinion the number of Registrable Securities and, if permitted hereunder, other securities requested to be included in such offering exceeds the number of Registrable Securities and other securities, if any, which can be sold in an orderly manner in such offering within a price range acceptable to the holders of a majority of the Investor Registrable Securities initially requesting registration, the Company shall include in such registration (x) first, the Investor Registrable Securities requested to be included in such registration, (y) second, the Management Registrable Securities requested to be included in such registration, pro rata among the holders of such Management Registrable Securities on the basis of the number of shares owned by such holder (unless otherwise agreed to by such holders) and (z) third, other securities requested to be included in such registration. If a Demand Registration is an underwritten offering not involving clauses (i), (ii) or (iii) above and the managing underwriters advise the Company in writing that in their opinion the number of Registrable Securities and, if permitted hereunder, other securities requested to be included in such offering exceeds the number of Registrable Securities and other securities, if any, which can be sold in an orderly manner in such offering within a price range acceptable to the holders of a majority of the Investor Registrable Securities initially requesting registration, the Company shall include in such registration (x) first, the Registrable Securities requested to be included in such registration, pro rata (based upon the number of Registrable Securities requested to be registered) among the holders of the Investor Registrable Securities as a group and the holders of the Management Registrable Securities as a group (with the Management Registrable Securities included in such registration selected pro rata among the holders of the Management Registrable Securities requesting to be included in such registration on the basis of the number of shares owned by each such holder, unless otherwise agreed to by such holders); provided that the holders of Investor Registrable Securities shall not be reduced to less than 50% of such offering and (y) second, other securities requested to be included in such registration.

          (d)  Restrictions on Demand Registrations.  The Company shall not be
               ------------------------------------
obligated to effect any Demand Registration within 270 days after the effective date of a previous Demand Registration or a previous registration in which the holders of Registrable Securities were given piggyback rights pursuant to
Section 2.
---------

          (e)  Selection of Underwriters.  The Company shall have the right to
               -------------------------
select the investment banker(s) and manager(s) to administer any offering, subject to the approval of the holders of a majority of the Investor Registrable Securities included in any Demand Registration which shall not be unreasonably withheld.

          (f)  Other Registration Rights.  Except as provided in this Agreement,
               -------------------------
the Company shall not grant to any Persons the right to request the Company to register any equity securities of the Company, or any securities convertible or exchangeable into or exercisable for such securities, without the prior written consent of the holders of a majority of the Investor Registrable Securities; provided that the Company may grant rights to other Persons to (i) participate in Piggyback Registrations so long as such rights are subordinate to the rights of the holders of Investor Registrable Securities with respect to such Piggyback Registrations as set forth in Sections 2(c) and 2(d) hereof and (ii) request
                              -------------     ----
registrations so long as the holders of Investor Registrable Securities are entitled to participate in any such registrations with such Persons pro rata on the basis of the number of shares owned by each such holder.

          2.   Piggyback Registrations.
               -----------------------

          (a)  Right to Piggyback.  Whenever the Company proposes to register
               ------------------
any of its securities under the Securities Act (other than pursuant to a Demand Registration) and the registration form to be used may be used for the registration of Registrable Securities (a "Piggyback Registration"), the Company
                                           ----------------------
shall give prompt written notice (in any event within three business days after its receipt of notice of any exercise of demand registration rights other than under this Agreement) to all holders of Investor Registrable Securities of its intention to effect such a registra tion and shall include in such registration all Investor Registrable Securities with respect to which the Company has received written requests for inclusion therein within 15 days after the receipt of the Company's notice.

          (b)  Piggyback Expenses.  The Registration Expenses of the holders of
               ------------------
Investor Registrable Securities shall be paid by the Company in all Piggyback Registrations.

          (c)  Priority on Primary Registrations.  If a Piggyback Registration
               ---------------------------------
is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing (with a copy to each party requesting registration of Investor Registerable Securities) that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering, the Company shall include in such registration (i) first, the securities the Company proposes to sell, (ii) second, the Investor Registrable Securities requested to be included in such registration, pro rata among the holders of such Investor Registrable Securities on the basis of the number of shares owned by each such holder, and (iii) third, other securities requested to be included in such registration.

          (d)  Priority on Secondary Registrations.  If a Piggyback Registration
               -----------------------------------
is an underwritten secondary registration on behalf of holders of the Company's securities, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering, the Company shall include in such registration (i) first, the securities requested to be included therein by the holders requesting such registration and the holders of the Investor Registrable Securities requested to be included in such registration, pro rata among the holders of such securities on the basis of the number of shares owned by each such holder, and (ii) second, other securities requested to be included in such registration.

          (e)  Selection of Underwriters.  If any Piggyback Registration is an
               -------------------------
underwritten offering, the Company shall select the investment banker(s) and manager(s) for the offering.

          (f)  Other Registrations.  If the Company has previously filed a
               -------------------
registration statement with respect to Registrable Securities pursuant to
Section 1 or pursuant to this Section 2, and if such previous registration has
---------                     ---------
not been withdrawn or abandoned, the Company shall not file or cause to be effected any other registration of any of its equity securities or securities convertible or exchangeable into or exercisable for its equity securities under the Securities Act, whether on its own behalf or at the request of any holder or holders of such securities, until a period of at least 120 days has elapsed from the effective date of such previous registration.

          3.   Holdback Agreements.
               -------------------

          (a) Each holder of Registrable Securities shall not effect any public sale or distribution (including sales pursuant to Rule 144) of equity securities of the Company, or any securities convertible into or exchangeable or exercisable for such securities, during the seven days prior to and the 90-day period beginning on the effective date of any underwritten Demand Registration or any underwritten Piggyback Registration in which Registrable Securities are included (except as part of such underwritten registration), unless the underwriters managing the registered public offering otherwise agree.

          (b) The Company (i) shall not effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the seven days prior to and during the 90-day period beginning on the effective date of any underwritten Demand Registration or any underwritten Piggyback Registration (except as part of such underwritten registration), unless the underwriters managing the registered public offering otherwise agree, and (ii) shall cause each holder of at least 5% (on a fully-diluted basis) of its Common Stock, or any securities convertible into or exchangeable or exercisable for Common Stock, purchased from the Company at any time after the date of this Agreement (other than in a registered public offering) to agree not to effect any public sale or distribution (including sales pursuant to Rule 144) of any such securities during such period (except as part of such underwritten registration, if otherwise permitted), unless the underwriters managing the registered public offering otherwise agree.

          4.   Registration Procedures.  Whenever the holders of Registrable
               -----------------------
Securities have requested that any Registrable Securities be registered pursuant to this Agreement, the Company shall use its best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof (including the registration of the Note or the Warrant held by a holder of Registrable Securities requesting registration as to which the Company has received reasonable assurances that only Registrable Securities shall be distributed to the public), and pursuant thereto the Company shall as expeditiously as possible:

          (a) prepare and file with the Securities and Exchange Commission a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective (provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company shall furnish to the counsel selected by the holders of a majority of the Registrable Securities covered by such registration statement copies of all such documents proposed to be filed, which documents shall be subject to the review and comment of such counsel);

          (b) notify each holder of Registrable Securities of the effectiveness of each registration statement filed hereunder and prepare and file with the Securities and Exchange Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not less than 120 days (subject to extension pursuant to Section 7) and comply with the
                                                ---------
provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

          (c) furnish to each seller of Registrable Securities such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

          (d) use its best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller (provided that the Company shall not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subsection, (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction);

          (e) notify each seller of such Registrable Securities, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company shall prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

          (f) cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed and, if not so listed, to be listed on the NASD automated quotation system and, if listed on the NASD automated quotation system, use its best efforts to secure designation of all such Registrable Securities covered by such registra tion statement as a NASDAQ "national market system security" within the meaning of Rule 11Aa2-1 of the Securities and Exchange Commission or, failing that, to secure NASDAQ authorization for such Registrable Securities and, without limiting the generality of the foregoing, to arrange for at least two market makers to register as such with respect to such Registrable Securities with the NASD;

          (g) provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such registration statement;

          (h) enter into such customary agreements (including underwriting agreements in customary form) and take all such other actions as the holders of a majority of the Registrable Securities being sold or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, without limitation, effecting a stock split or a combination of shares);

          (i) make available for inspection by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

          (j) otherwise use its best efforts to comply with all applicable rules and regulations of the Securities and Exchange Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first day of the Company's first full calendar quarter after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

          (k) permit any holder of Registrable Securities which holder, in its sole and exclusive judgment, might be deemed to be an underwriter or a controlling person of the Company, to participate in the preparation of such registration or comparable statement and to require the insertion therein of material, furnished to the Company in writing, which in the reasonable judgment of such holder and its counsel should be included;

          (l) in the event of the issuance of any stop order suspending the effectiveness of a registration statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any common stock included in such registration statement for sale in any jurisdiction, the Company shall use its best efforts promptly to obtain the withdrawal of such order;

          (m) use its best efforts to cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the sellers thereof to consummate the disposition of such Registrable Securities;

          (n) obtain one or more cold comfort letters, dated the effective date of such registration statement (and if such registration includes an underwritten public offering, dated the date of the closing under the underwriting agreement), signed by the Company's independent public accountants in customary form and covering such matters of the type customarily covered by cold comfort letters as the holders of a majority of the Registrable Securities being sold reasonably request (provided that such Registrable Securities constitute at least 10% of the securities covered by such registration statement); and

          (o) provide a legal opinion of the Company's outside counsel, dated the effective date of such registration statement (and, if such registration includes an underwritten public offering, dated the date of the closing under the underwriting agreement), with respect to the registration statement, each amendment and supplement thereto, the prospectus included therein (including the preliminary prospectus) and such other documents relating thereto in customary form and covering such matters of the type customarily covered by legal opinions of such nature.

          5.   Registration Expenses.
               ---------------------

          (a) All expenses incident to the Company's performance of or compliance with this Agreement, including without limitation all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, fees and disbursements of custodians, and fees and disbursements of counsel for the Company and all independent certified public accountants, underwriters (excluding discounts and commissions) and other Persons retained by the Company (all such expenses being herein called "Registration Expenses"), shall be borne as provided in this
               ---------------------
Agreement, except that the Company shall, in any event, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed or on the NASD automated quotation system.

          (b) In connection with any Demand Registration and any Piggyback Registration, each holder of Registrable Securities included in such registration shall pay the fees and disbursements of its counsel and any underwriting discounts or commission relating to such holder's Registerable Securities.

          (c) To the extent Registration Expenses are not required to be paid by the Company, each holder of securities included in any registration hereunder shall pay those Registration Expenses allocable to the registration of such holder's securities so included, and any Registration Expenses not so allocable shall be borne by all sellers of securities included in such registration in proportion to the aggregate selling price of the securities to be so registered.

          6.   Indemnification.
               ---------------

          (a)  Indemnification Obligation of the Company.  The Company agrees to
               -----------------------------------------
indemnify, to the extent permitted by law, each holder of Registrable Securities, its officers and directors and each Person who controls such holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such holder expressly for use therein or by such holder's failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after the Company has furnished such holder with a sufficient number of copies of the same. In connection with an underwritten offering, the Company shall indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the holders of Registrable Securities.

          (b)  Indemnification of the Company.  In connection with any
               ------------------------------
registration statement in which a holder of Registrable Securities is participating, each such holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and each Person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such holder; provided that the obligation to indemnify shall be individual, not joint and several, for each holder and shall be limited to the net amount of proceeds received by such holder from the sale of Registrable Securities pursuant to such registration statement.

          (c)  Indemnification Procedures.  Any Person entitled to
               --------------------------
indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person's right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

          (d)  Other Indemnification Provisions.  The indemnification provided
               --------------------------------
for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities. The Company also agrees to make such provisions, as are reasonably requested by any indemnified party, for contribution to such party in the event the Company's indemnification is unavailable for any reason.

          7.   Participation in Underwritten Registrations. No Person may
               -------------------------------------------
participate in any registration hereunder which is underwritten unless such Person (i) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements (including, without limitation, pursuant to the terms of any over-allotment or "green shoe" option requested by the managing underwriter(s), provided that no holder of Registrable Securities will be required to sell more than the number of Registrable Securities that such holder has requested the Company to include in any registration) and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements. Each Person that is participating in any registration hereunder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 4(e) above, such
                                                       ------------
Person will forthwith discontinue the disposition of its Registrable Securities pursuant to the registration statement until such Person's receipt of the copies of a supplemented or amended prospectus as contemplated by such Section 4(e).
                                                                ------------
In the event the Company shall give any such notice, the applicable time period mentioned in Section 4(b) during which a Registration Statement is to remain
             ------------
effective shall be extended by the number of days during the period from and including the date of the giving of such notice pursuant to this Section 7 to
                                                                 ---------
and including the date when each seller of a Registrable Security covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by Section 4(e).
                                      ------------

          8.   Definitions.
               -----------

          "Accredited Investor" has the meaning set forth in 17 CFR 230.501(a)
           -------------------
(Rule 501(a) promulgated by the Securities and Exchange Commission under the Securities Act).

          "Investor Registrable Securities" means (i) any Common Stock issued
           -------------------------------
upon conversion of the Note or the exercise of the Warrant issued pursuant to the Purchase Agreement and (ii) any other Common Stock issued or issuable with respect to the securities referred to in clause (i) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. For purposes of this Agreement, a Person shall be deemed to be a holder of Investor Registrable Securities, and the Investor Registrable Securities shall be deemed to be in existence, whenever such Person has the right to acquire directly or indirectly such Investor Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right), whether or not such acquisition has actually been effected, and such Person shall be entitled to exercise the rights of a holder of Investor Registrable Securities hereunder.

          "Management Registrable Securities" means (i) any shares of Common
           ---------------------------------
Stock held by any Management Stockholder as of the date hereof and (ii) any other Common Stock issued or issuable with respect to the securities referred to in clause (i) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization.

          "Person" means an individual, a partnership, a joint venture, a
           ------
corporation, a trust, an unincorporated organization and a government or any department of agency thereof.

          "Registrable Securities" means (i) the Investor Registrable Securities
           ----------------------
and (ii) the Management Registrable Securities. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when they have been distributed to the public pursuant to an offering registered under the Securities Act or sold to the public through a broker, dealer or market maker in compliance with Rule 144 under the Securities Act (or any similar rule then in force) or repurchased by the Company or any Subsidiary.

          "Securities Act" means the Securities Act of 1933, as amended, or any
           --------------
similar federal law then in force.

          "Securities and Exchange Commission" includes any governmental body or
           ----------------------------------
agency succeeding to the functions thereof.

          "Securities Exchange Act" means the Securities Exchange Act of 1934,
           -----------------------
as amended, or any similar federal law then in force.

     Unless otherwise stated, other capitalized terms contained in this Agreement have the meanings set forth in the Purchase Agreement.

          9.   Miscellaneous.
               -------------

          (a)  No Inconsistent Agreements.  The Company shall not hereafter
               --------------------------
enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement.

          (b)  Adjustments Affecting Registrable Securities.  The Company shall
               --------------------------------------------
not take any action, or permit any change to occur, with respect to its securities which would materially adversely affect the ability of the holders of Registrable Securities to include such Registrable Securities in a registration undertaken pursuant to this Agreement or which would materially adversely affect the marketability of such Registrable Securities in any such registration (including, without limitation, effecting a stock split or a combination of shares).

          (c)  Remedies.  Any Person having rights under any provision of this
               --------
Agreement shall be entitled to enforce such rights specifically to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or other security) for specific performance and for other injunctive relief in order to enforce or prevent violation of the provisions of this Agreement.

          (d)  Amendments and Waivers.  Except as otherwise provided herein, the
               ----------------------
provisions of this Agreement may be amended or waived only upon the prior written consent of the Company and holders of a majority of the Registrable Securities. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision in accordance with its terms.

          (e)  Successors and Assigns.  All covenants and agreements in this
               ----------------------
Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto whether so expressed or not. In addition, and whether or not any express assignment has been made, the provisions of this Agreement which are for the benefit of purchasers or holders of Registrable Securities are also for the benefit of, and enforceable by, any subsequent holder of Registrable Securities, subject to the provisions respecting the minimum numbers or percentages of shares of Registrable Securities required in order to be entitled to certain rights, or take certain actions, contained herein.

          (f)  Severability.  Whenever possible, each provision of this
               ------------
Agreement shall be interpreted in such manner as to be effective and valid applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement shall be reformed, construed and enforce in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

          (g)  Counterparts.  This Agreement may be executed simultaneously in
               ------------
two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Agreement.

          (h)  Descriptive Headings.  The descriptive headings of this Agreement
               --------------------
are inserted for convenience only and do not constitute a part of this Agreement.

          (i)  GOVERNING LAW.  ALL ISSUES AND QUESTIONS CONCERNING THE
               -------------
CONSTRUCTION, VALIDITY, INTERPRETATION AND ENFORCEMENT OF THIS AGREEMENT AND THE EXHIBITS AND SCHEDULES HERETO SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF MINNESOTA, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICT OF LAW RULES OR PROVISIONS

(WHETHER OF THE STATE OF MINNESOTA OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF MINNESOTA.

          (j)  Notices.  All notices, demands or other communications to be
               -------
given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered personally to the recipient, sent to the recipient by reputable overnight courier service (charges prepaid) or mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid. Such notices, demands and other communications shall be sent to the parties at the addresses indicated below:

          If to the Company:

               Zytec Corporation
               7575 Market Place Drive
               Eden Prairie, MN 55344
               Attention: Ronald D. Schmidt

               with a copy to:

               Winthrop & Weinstine, P.A.
               3200 Minnesota World Trade Center
               St. Paul, MN 55101
               Attention: Sherman Winthrop

          If to the Investor:

               BMO Nesbitt Burns Capital (U.S.), Inc.
               111 West Monroe Street
               20th Floor
               Chicago, IL 60603
               Attention: Managing Director

               with copy to:

               Kirkland & Ellis
               200 E. Randolph Drive
               Chicago, IL 60601
               Attention: Edward T. Swan

          If to the Management Stockholders:

               To the address indicated on the attached
               Schedule of Management Stockholders
or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

                               *   *   *   *   *

      IN WITNESS WHEREOF, the parties hereto have executed this Registration Agreement on the date first written above.



                              ZYTEC CORPORATION


                              By _______________________________________________

                              Its ______________________________________________



                              BMO NESBITT BURNS CAPITAL (U.S.), INC.


                              By _______________________________________________

                              Its ______________________________________________

           [CONTINUATION OF SIGNATURE PAGE TO REGISTRATION AGREEMENT]




                              __________________________________________________
                              Ronald D. Schmidt


                              __________________________________________________
                              Lawrence J. Matthews


                              __________________________________________________
                              John M. Steel

           [CONTINUATION OF SIGNATURE PAGE TO REGISTRATION AGREEMENT]




                              SCHMIDT FAMILY LIMITED PARTNERSHIP


                              By _______________________________________________

                              Its ______________________________________________



                              __________________________________________________
                              Alice M. Schmidt


                              __________________________________________________
                              Gail M. Matthews

                      SCHEDULE OF MANAGEMENT STOCKHOLDERS
                      -----------------------------------

--------------------------------------------------------------------------------
Management Stockholder                Number of Registrable Securities
----------------------                --------------------------------
--------------------------------------------------------------------------------
Ronald D. Schmidt                     543,050
10407 Fawns Way
Eden Prairie, MN 55347-5117
--------------------------------------------------------------------------------
Schmidt Family Limited Partnership    400,000
10407 Fawns Way
Eden Prairie, MN 55347-5117
--------------------------------------------------------------------------------
Alice M. Schmidt                      2,200
10407 Fawns Way
Eden Prairie, MN 55347-5117
--------------------------------------------------------------------------------
Lawrence J. Matthews                  870,620
7601 Fifth Avenue South
Richfield, MN 55423
--------------------------------------------------------------------------------
John M. Steel                         644,952
9986 Oak Shore Drive
Lakeville, MN 55044
--------------------------------------------------------------------------------
Gail M. Steel                         200,000
9986 Oak Shore Drive
Lakeville, MN 55044
--------------------------------------------------------------------------------